Exhibit 99.5

ASANKO GOLD INC.
(Formerly Keegan Resources Inc.)

ANNUAL INFORMATION FORM

FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

DATED AS OF MARCH 28, 2013

700 – 1199 WEST HASTINGS STREET
VANCOUVER, BRITISH COLUMBIA
V6E 3T5

TABLE OF CONTENTS

PRELIMINARY NOTES	2
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	2
DOCUMENTS INCORPORATED BY REFERENCE	4
CORPORATE STRUCTURE	5
GENERAL DEVELOPMENT OF THE BUSINESS	6
BUSINESS DESCRIPTION	11
MINERAL PROJECTS	25
DIVIDENDS	56
DESCRIPTION OF CAPITAL STRUCTURE	56
MARKET FOR SECURITIES	57
ESCROWED SECURITIES	58
DIRECTORS AND EXECUTIVE OFFICERS	58
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	61
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	61
TRANSFER AGENT AND REGISTRAR	62
MATERIAL CONTRACTS	62
INTERESTS OF EXPERTS	62
CONTROLS AND PROCEDURES	63
AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS	64
ADDITIONAL INFORMATION	67

PRELIMINARY NOTES

In this Annual Information Form (the “AIF”), (i) references to “we”, “us”, “our”, the “Company” or “Asanko” mean Asanko Gold Inc. and its subsidiaries, unless the context requires otherwise; (ii) we use the United States dollar as our reporting currency and, unless otherwise specified, all dollar amounts are expressed in United States dollars and references to “$” mean United States dollar and references to “C$” mean Canadian dollar; and (iii) our financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

All information in this AIF is at March 28, 2013, unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Asanko cautions readers regarding forward looking statements found in this document and in any other statement made by, or on the behalf of the Company.  Such statements may constitute “forward looking information” within the meaning of United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.  Forward looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Asanko’s control and many of which, regarding future business decisions, are subject to change.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on the Company’s behalf.  Although Asanko has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.  All factors should be considered carefully and readers should not place undue reliance on Asanko’s forward-looking statements. Examples of such forward-looking statements within this AIF include statements relating to: the future price of minerals, future capital expenditures, success of exploration activities, mining or processing issues, government regulation of mining operations and environmental risks.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “estimates”, “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “might” or “occur”.  Forward-looking statements are made based on management’s beliefs, estimates and opinions and are given only as of the date of this AIF. The Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Forward-looking statements reflect Asanko’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the Company’s business and the industry and markets in which the Company operates. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. Assumptions underlying the Company’s expectations regarding forward-looking statements or information contained in this AIF include, among others, the Company’s ability to comply with applicable governmental regulations and standards, the Company’s success in implementing its strategies and achieving its business objectives, the Company’s ability to raise sufficient funds from equity financings in future to support its operations, and general business and economic conditions. The foregoing list of assumptions is not exhaustive.

Persons reading this AIF are cautioned that forward-looking statements are only predictions, and that the Company’s actual future results or performance are subject to certain risks and uncertainties including:

●	risks associated with project development;

●	risks related to the need for additional financing;

●	operational risks associated with mining and mineral processing;

●	risks associated with fluctuations in metal prices;

●	risks associated with title matters;

●	uncertainties and risks related to carrying on business in foreign countries;

●	risks associated with environmental liability claims and insurance;

●	risks associated with reliance on key personnel;

●	the potential for conflicts of interest among certain officers, directors or promoters of the registrant with certain other projects;

●	risks associated with the absence of dividends;

●	risks associated with currency fluctuations;

●	risks associated with competition;

●	risks associated with dilution;

●	risks associated with the volatility of the Company’s common share price and volume;

●	risks associated with tax consequences to U.S. Shareholders; and

●	other factors described under the heading “Risk Factors” in this AIF.

NOTE TO US READERS - DIFFERENCES REGARDING THE DEFINITIONS OF RESOURCE AND RESERVE ESTIMATES IN THE U.S. AND CANADA

Mineral Reserve
The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” used in Asanko Gold Inc.’s (“Asanko” or the “Company”) disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on November 23, 2003. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “SEC”) Industry Guide 7 under the Securities Act of 1933, as amended (the “Securities Act”). Under Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Mineral Resource
The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” used in the Registrant’s disclosure are Canadian mining terms that are defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards; however, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  ”Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.

Accordingly, information contained in this report containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS INCORPORATED BY REFERENCE

This AIF should be read in conjunction with the following documents, which are incorporated by reference and form part of this AIF, which is prepared in accordance with Form 51-102F2 Annual Information Form. These documents may be accessed using the System for Electronic Documents Analysis and Retrieval (“SEDAR”) on the Internet at www.sedar.com.

●	Annual consolidated financial statements and notes to them for the nine months ended December 31, 2012 (the “Transition Year”).

●	Management discussion and analysis of the Company’s consolidated financial results as at and for the Transition Year.

●
Management Information Circular dated as of January 17, 2013 (the “Information Circular”) regarding the special meetings of PMI Gold Corporation (“PMI”) and the Company to be held on February 20, 2013 and February 19, 2013 respectively and filed on SEDAR on January 23, 2013.

●	Arrangement Agreement between the Company and PMI dated December 5, 2012 and filed on SEDAR on December 5, 2012.

●
Technical Report dated October 10, 2012 titled “An Independent Qualified Persons’ Report On Esaase Gold Project in the Ashanti Region, Ghana” prepared by qualified persons CJ Muller B.Sc. (Hons) (Geol.), Pr. Sci. Nat and Antonio Umpire as required under National Instrument 43-101, Standards of Disclsoure for Mineral Projects (“NI 43-101”), filed on SEDAR on November 23, 2012 (the “43-101 Report”).

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated as “Quicksilver Ventures Inc.” on September 23, 1999 under the Company Act (British Columbia) (now the British Columbia Business Corporations Act). Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on August 13, 2004, the Company changed its name from Quicksilver Ventures Inc. to Keegan Resources Inc.  The Company’s registered and records office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7.  The Company’s head office is located at Suite 700-1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5.  Asanko is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

On January 2, 2008, the Company’s common shares began trading on the American Stock Exchange (now the NYSE MKT Equities Exchange). On December 22, 2008, the Company graduated from the TSX Venture Exchange (the “TSX-V”) to the Toronto Stock Exchange (the “TSX”) and commenced trading under the trading symbol “KGN”.

On February 20, 2013, pursuant to a shareholders meeting, a resolution was passed to change the Company’s name from Keegan Resources Inc. to Asanko Gold Inc. The Company commenced trading under the name Asanko Gold Inc., stock symbol "AKG", on the TSX and NYSE MKT on March 1, 2013.

Inter-corporate Relationships

The Company has the following Inter-corporate Relationships:

Subsidiary name	Jurisdiction	Ownership
Keegan Resources Ghana Limited	Ghana	90%
Keegan Resources South Africa (PTY) Ltd.	South Africa	100%
Keegan International (Barbados) Inc.	Barbados	100%
Keegan Ghana (Barbados) Inc.	Barbados	100%

GENERAL DEVELOPMENT OF THE BUSINESS

Corporate Development

Asanko became a public company on June 22, 2001 as a “Capital Pool Company”.

Under the TSX-V Policy 2.4, a company with only minimal working capital is allowed to list on the TSX-V for the purposes of negotiating an acquisition of, or the participation in, assets or businesses, known as a Qualifying Transaction (“QT”). Such companies are classified as a “Capital Pool Company”, or “CPC”, and are governed by a specific set of rules and regulations.

The sole purpose of a CPC is to identify and evaluate existing businesses or assets for possible acquisition, which if acquired, would provide the company for a full listing on the TSX-V. The only business a CPC is allowed to conduct prior to its Initial Public Offering and listing on the TSX-V is to prepare for its offering. This typically consists of raising a limited amount of seed capital, establishing a management team and board of directors, as well as hiring professionals to assist in the offering, including an auditor, legal counsel, and an agent for the offering.

As Asanko had not completed a “QT” by December 2003, the directors of the Company scheduled an extraordinary general meeting of its shareholders to request shareholder approval to the proposed listing of Asanko’s shares on the NEX Exchange. The NEX Exchange is a separate board of the TSX-V for companies previously listed on the TSX-V or the TSX, which have failed to maintain compliance with the ongoing financial listing standards of either of these stock exchanges. Shareholder approval was obtained and Asanko’s common shares began trading on the NEX Exchange on February 12, 2004.

On September 7, 2004, Asanko entered into agreements with the Hunter Dickinson Group, Inc., Anaconda Gold Corp. and Barrick Gold Exploration Inc. whereby it acquired the right to earn an interest in the Horse Mountain Project located in Nevada.

On January 31, 2005, Asanko announced that the TSX-V had accepted the transaction pertaining to the Horse Mountain Project as the “Qualifying Transaction” for the Company and that it no longer considered Asanko to be a Capital Pool Company.  Asanko was reclassified by the TSX-V as a “Gold Ore Mining” company.  On March 1, 2005, the Company began trading on the TSX-V under the name “Asanko Gold Inc.” with the stock symbol of “KGN”.

On March 11, 2005, Asanko announced that it had entered into an option agreement with GTE Ventures Limited, an unrelated privately held Ghanaian company, to acquire the Asumura gold project located in West Ghana (the “Asumura Property”).  The option agreement allowed Asanko to acquire 100% of the private interest in the Asumura Property, subject to a 3.5% net smelter return (“NSR”) royalty, 50% of which could be purchased by Asanko for US$2,000,000, Asanko’s interest could be earned by performing work expenditures totaling US$1,000,000, delivering cash payments totaling US$100,000 and delivering shares of Asanko totaling US$100,000 in value over a period of three years.  During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the NSR royalty for an additional US$4,000,000.  Asanko’s interest in the Asumura Property is also subject to the government of Ghana’s 10% carried interest. See “Item 4.D Property, Plant and Equipment - Asumura Property”.

During the fiscal year ended March 31, 2006, management announced that it had decided not to pursue the Company’s option to earn an interest in the Horse Mountain Claims and, as a result, $1,018,587 in acquisition and deferred exploration expenditures associated with the property were written-off. Management took this action because, due to limited financial resources, it determined to concentrate the Company’s efforts on its Ghana properties.

On May 3, 2006, Asanko entered into an option agreement, as amended on June 1, 2006, to purchase a 100% interest in the mining lease for the “Esaase Concession” on the Company’s material property in Ghana, known as the “Esaase Property”, subject to certain royalties and government obligations. Under this option agreement, Asanko made payments of US$700,000 during 2006 and 2007, including an advance payment of US$200,000 due upon production at the Esaase Property.  Asanko also agreed to issue 780,000 common shares over a three year period, and 40,000 shares were issued in 2006. The balance of the shares to be issued under the option agreement was renegotiated, and a tripartite agreement was signed on May 29, 2007.  In June 2006, the Company entered into an agreement whereby the Company paid US$10,000 and issued 4,000 common shares to Eric Ewen as a finder’s fee with respect to the acquisition of Esaase Concession.  In May 2007, the Company paid another finder’s fee of US$85,000 and issued 4,000 common shares to Eric Ewen in connection with the renegotiation of the option agreement.

In 2007, Asanko terminated its interests under two option agreements that it had entered into in 2005 with respect to mineral properties in Nevada, in order to focus on its properties in Ghana.  During the fiscal year ended March 31, 2006, Asanko had terminated its option on a third mineral property in Nevada, also acquired in 2005, after the results of preliminary exploration work indicated that further work was not warranted on the property.

In March 2008, Asanko acquired a 100% interest in the mining lease for the Jeni River Concession for consideration of US$50,000 paid to the Bonte Liquidation Committee and US$50,000 paid to the Minerals Commission of Ghana to transfer title, subject to a 3.5% net smelter royalty (“NSR”) royalty and the government of Ghana’s 10% carried interest.

During the year ended March 31, 2011, the Company made a payment of $600,000 plus certain acquisition costs to acquire a 100% interest in the Dawohodo prospecting concession, a mineral concession adjacent to the Esaase Gold property, and accrued a further $500,000 payable pursuant to this agreement. The $500,000 was paid during the year ended March 31, 2012.

On December 1, 2011, the Company entered into a purchase agreement with Tetollas Mining Enterprise to acquire an 100% interest in the Asuowin Concession situated contiguous to and directly south of the Esaase Gold property. In accordance with the purchase agreement, the Company made payments totaling $400,000 in exchange for the transfer of title.

During the year ended March 31, 2012, the Company paid $110,000 pursuant to an option agreement with Sky Gold Mines Limited (“SGM”) whereby the Company was granted the exclusive option by SGM to acquire 100% interest in a four-part concession adjacent to the Esaase Gold property. The concession is subject to a 2% NSR payable to SGM. Pursuant to the agreement the Company is required to make staged payments totaling $150,000 in addition to the total of $250,000 already paid, and issue in stages a total of 50,000 shares of the Company. In July 2011, the Company received Ministerial approval of the option agreement and in January 2012 issued 20,000 shares of the Company at a cost of $156,009. On July 31, 2012, the Company issued 10,000 shares at a cost of $29,016 with the remaining 20,000 shares to be issued, at the Company’s option, on or before July 15, 2013.

On September 22, 2011 the Company announced the results of a Pre-Feasibility Study (“PFS”).  Highlights of the PFS are as follows:

-	2.6 million ounces of gold produced over a 10.2 year mine life.
-	Plant capacity of 7.5 million tonnes per annum, with capacity to treat 9.0 million tonnes per year in early years of production when processing 100% oxide ore.
-	330,000 oz gold produced in Year 1, with a Life of Mine (“LOM”) average of 258,000 oz/yr.
-	$639 million after-tax Net Present Value (“NPV”) discounted at 5% and an Internal Rate of Return (“IRR”) of 32% (100% equity basis at $1,500/oz gold revenue applied to a $1,150/oz gold pit shell).
-	Capital cost of $506 million, utilizing a leased mining fleet. Cash costs of $693/oz gold produced including leasing costs for mining equipment (approximately $55/oz).

Based on the positive results of the PFS, a portion of the Measured and Indicated Mineral Resources were converted to Proven and Probable (“P&P”) Mineral Reserves with highlights as follows:

-	Total P&P Reserves of 79.4 million tonnes grading 1.1 g/t gold and containing 2.88 million ounces of gold (based on $1,150/oz gold pit shell).

Following the completion of the PFS, the Company continued to advance a Definitive Feasibility Study (“DFS”) based on the same project scope as the PFS.  In May 2012 the Company decided to defer work on the DFS as the macro economic situation and world equity markets deteriorated to the point where the Company felt that financing options available for the project were not accretive to shareholders.

In June 2012, the Company re-focused its development plan for Esaase looking at a staged development concept for the project, which could include:

-	an improved mine plan featuring higher grade feed to the processing plant and a lower strip ratio in the early years of the mine life, and
-	an initial processing plant with a reduced capacity and improved process design to substantially reduce the upfront capital requirements for the project.

The Company has engaged Minxcon and DRA, both South African based consultancy firms, to review the mine plan and processing plant design, respectively.

In December 2012 the Company changed its year end from March 31 to December 31.

On December 5, 2012, Asanko entered into an arrangement agreement with PMI Gold Corporation (“PMI”) (the “Arrangement Agreement”).  Pursuant to the Arrangement Agreement, Asanko and PMI proposed to complete an all-share merger of equals by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). Asanko was to acquire all of the issued and outstanding PMI shares such that, in accordance with the arrangement, each PMI shareholder would receive 0.21 common shares of Asanko (“Asanko Gold Shares”) for each PMI share held (the “Exchange Ratio”).  As a result of the Arrangement, PMI was to become a wholly-owned subsidiary of Asanko Gold.  Following the completion of the Arrangement, existing Asanko shareholders and PMI shareholders would have each owned approximately 50% of Asanko inclusive of currently in-the-money dilutive securities.  The Asanko Gold Shares were required to be listed on the Toronto Stock Exchange, the Australian Securities Exchange and the NYSE MKT Equities Exchange upon completion of the Arrangement.  In addition, all outstanding options and warrants of PMI that had not been duly exercised prior to the effective time of the Arrangement were to be exchanged for options and warrants, as the case may be, of Asanko that would entitle the holder to receive, upon exercise thereof, Asanko Gold Shares based upon the Exchange Ratio and otherwise on the same terms and conditions as were applicable to such PMI options and warrants immediately before the effective date of the Arrangement.

The completion of the Arrangement was subject to numerous conditions, the satisfaction of which was outside the control of the Company.  Such conditions included, but were not limited to, the approval of 50% plus one of the votes cast by Asanko shareholders at the Asanko shareholders’ meeting held on February 19, 2013.  The completion of the Arrangement was also subject to the approval of 2/3 of the votes cast by PMI shareholders and at least a simple majority of the votes cast by PMI shareholders, after excluding those votes which may not be included in determining minority approval pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.  In addition to the shareholder approvals, the completion of the Arrangement was subject to the approval of the Supreme Court of British Columbia and receipt of required regulatory, stock exchange and third party approvals.  A copy of the Arrangement Agreement was posted on SEDAR at www.SEDAR.com on December 5, 2012.  The PMI and Asanko Joint Information Circular, which includes a summary of the transaction, was also posted to SEDAR on January 23, 2013.

On February 18, 2013 PMI and Asanko jointly announced that they terminated the Arrangement Agreement.  The decision to terminate the Arrangement Agreement came as a result of the mutual determination of PMI and Asanko that it was unlikely that PMI’s shareholders would approve the transactions contemplated by the Arrangement Agreement.  The termination of the Arrangement Agreement was not on account of any differences arising between the respective boards about valuation issues or on account of any new facts having come to their attention.  PMI and Asanko agreed that no termination fee would be payable as a result of the mutual termination of the Arrangement Agreement and the parties have released each other from all obligations in respect of the Arrangement Agreement.

Financings

The Company has financed its operations through funds raised in public/private placements of common shares and shares issued upon exercise of stock options and share purchase warrants. Over the past three fiscal years, as well as the Transition Year, the Company raised funds through the issuance of the following common shares:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount
Fiscal 2010	Bought deal share offering, net of share issue costs	8,000,000	$16,158,671
	Brokered private placement, net of share issue costs	7,015,000	$37,045,855
	Exercise of share purchase warrants	162,667	$478,197
	Exercise of share purchase options	1,289,903	$2,172,064
Fiscal 2011	Bought deal share offering, net of share issue costs	28,405,000	$205,278,353
	Exercise of share purchase warrants	237,333	$724,373
	Exercise of share purchase options	1,195,132	$3,617,373
Fiscal 2012	Exercise of share purchase options	641,250	$2,331,272
	Issuance under concession option agreement	20,000	$156,009
The Transition Year	Issuance under concession option agreement	10,000	$29,016
	Issuance under Private Placement	9,443,500	$32,592,843	(1)
	Exercise of share purchase options	35,000	$132,630

Note:
(1)	In the private placement, the Company issued 9,443,500 share purchase warrants exercisable for 9,443,500 shares at a price of 4.00 per share and expiring on November 6, 2014.

Capital Expenditures

The Company’s principal capital expenditures (there have been no material divestitures) over the three fiscal years ended March 31 as well as the nine month period from April 1, 2012 to December 31, 2012 are as follows:

Year	Resource property acquisition costs	Deferred development costs	Plant and equipment	Total
2010	$nil	$nil	$675,679	$675,679
2011	$1,181,982	$nil	$1,016,630	$2,198,612
2012	$766,009	$13,230,057	$1,721,250	$15,717,316
The Transition Year	$535,884	$17,792,257	$122,262	$18,450,403

Exploration and Evaluation Expenditures

The Company’s exploration and evaluation expenditures over the three fiscal years ended March 31 as well as the nine month period from April 1, 2012 to December 31, 2012 are as follows:

Year
2010	$9,439,434
2011	$26,114,646
2012	$18,414,774
The Transition Year	$2,189,414

BUSINESS DESCRIPTION

General

Asanko is a natural resource company currently engaged in the acquisition and exploration of mineral resources in West Ghana.

Highlights for the Transition Year

During the nine months ended December 31, 2012 and up to the date of this AIF, the Company has focused on and achieves the following results:

●	Carried out a thorough review of the Esaase project development strategy and re-engineered the project, including:
 -  a processing plant with a reduced capacity and improved process design to substantially reduce the upfront capital requirements for the project, and
 -  an improved mine plan featuring higher grade feed to the processing plant and/or a lower strip ratio in the early years of the mine life.
●	Completed an Esaase conceptual study in August 2012 which showed that a 4.0 Mtpa plant had a capital cost of approximately $260 million.
●
Updated the Mineral Resources at Esaase – Measured and Indicated resource of 68.92 million tonnes averaging 1.73 g/t gold for 3.83 million ounces and Inferred resource of 22.23 million tonnes averaging 1.75 g/t for 1.25 million ounces, all at a 0.8 g/t cut-off.

●	Initiated a Pre-feasibility Study (“PFS”) based on the updated Mineral Resource and the revised engineering design – completion Q1 2013 with market release in early Q2 2013.
●	Enhanced strong financial position with additional C$32.5 million raised – current treasury $199 million and potential for warrant exercise to provide an additional $37.8 million.
●	Welcomed Highland Park as a strategic investor in the Company with an initial 9.6% shareholding and appointed Colin Steyn, an experienced mining executive, to the Board of Directors.
●
Recruited experienced management team with proven mine building capability as a first step in embedding the capability within Keegan to drive the transition from explorer to developer and ultimately producer.

●	Completed the Land Swap Transaction to acquire 10.3 square kilometers of high-priority exploration ground immediately on strike to the south-west of the Esaase main zone.
●	Reached a complete final out of court settlement of the concession litigation initiated by Sametro Co.

Acquisitions

On November 21, 2012, the Company completed the acquisition of the Small Scale Mining Reserve located immediately on strike to the southwest of the Esaase main zone. The area was previously reserved by the Government of Ghana exclusively for small scale mining activity. The Company reached an Agreement in April 2012 with the Mpatoam Small Scale Mining Company under which it has exchanged a portion of its Jeni River Mining Lease (12.5 square kilometres) for the Small Scale Mining Reserve (10.3 square kilometres). On October 30, 2012 the Minister of Lands and Natural Resources approved the certificate of surrender of the Small Miners concessions and on November 20, 2012 the Minerals Commission updated the official Mineral Cadastral Map to reflect the relinquished Jeni River concession area and Keegan's addition of the Small Scale Mining Reserve to the Jeni River Mining Lease.

The newly acquired ground represent a high-priority exploration target located approximately two kilometres southwest of the Esaase main zone. Electromagnetic survey data and mapping of alluvial workings in the area show that there are two significant sources of alluvial gold in the Jeni River drainage area -- the Esaase main zone and the new target.

Our Properties
Asanko’s mineral properties are in the exploration and development stage. Asanko’s primary property is the Esaase project which is located in the Amansi West District of Ghana, approximately 35km south west of the regional capital Kumasi.

Engineering and Development

During the period, the Company initiated a revised Pre-Feasibility Study with DRA Minerals of Johannesburg, South Africa. The basis for the study is, as follows:
●	4.0 – 5.0 million tonnes per year mining and processing rate,
●	metallurgical process design utilizing flotation to substantially reduce the upfront project capital requirements and reduce operating costs, and
●	an improved mine design plan based on a 0.6 g/t to 0.8 g/t cut-off and selective mining, resulting in higher grade feed to the processing plant.
The Company expects to substantially complete the PFS at the end of the first quarter of 2013 and to announce the final results early in the second quarter of 2013.

In support of the PFS, the Company initiated a comprehensive metallurgical test work program at Amdel Laboratory in Perth, Australia, designed to confirm the following:

●	Earlier and extensive metallurgical test work showed that the Esaase ore body is amenable to recovery via the use of flotation.
●
Examination of those results showed that this flowsheet could be further optimized through grind optimization tests, free gold recovery, flotation reagents suites and residence time in the float and leach plants.

●	Having recently upgraded the Mineral Resource Estimate (“MRE”) it is clear that the expected float results could improve as the Esaase gold grades are now considerably higher than previously modeled.
●	Extensive tailings characterization tests will also be completed on the Esaase material. The new flowsheet should improve environmental impacts for the project.
●	Part of this program will re-evaluate the CIL flowsheet from previous work completed by Keegan.

The integrated metallurgical test work program was completed early in 2013, and showed significantly improved recoveries of approximately 92%, a 5% increase.  The extensive final tests completed on the individual ore types returned average recoveries of:

●  85% for the oxide ore;
●  90% for transition ore; and
●  95% for fresh ore

There is still some test work that is in progress and is focusing on the optimization of the crushing and milling circuits, confirmation of the effect of concentrate regrind on leach kinetics, and CIL tailings detoxification characterization analysis.

Source of Funds for Fiscal 2013

Asanko’s primary source of funds since incorporation has been through the issuance of common shares.

As at December 31, 2012, the Company had cash and cash equivalents of $204,611,912. The Company believes it currently has sufficient working capital on hand to meet its expected capital requirements for fiscal 2013 and 2014.  Additional funds may be received through the exercise of currently outstanding common stock warrants and options or through the sale of additional common shares either as a private placement or public common stock offering.  There is no guarantee, however, that any of these share purchase options and share purchase warrants will be exercised.  Similarly, there can be no assurance that any financing, either through a private placement or through a public common stock offering will be completed.

Use of Funds for Fiscal 2013

For the Fiscal 2013, the Company has budgeted $20 to 24 million for the fiscal year ended December 31, 2013 for general and administrative expenses and property development, exploration and acquisition costs predominantly on the Esaase gold project.

Anticipated Changes to Facilities/Employees

Management of Asanko intends to optimize is workforce while it continues through the design and engineering stage of Esaase Development. Upon a construction decision, if positive, the Company anticipates ramping-up of employment and facilities to support the construction of an operating mine.

In May 2012, the Company deferred work on its definitive feasibility study due to the macro-economic situation and its effect on the ability of companies to finance large capital-intensive projects. As a result, the Company laid-off approximately 75 staff, primarily in Ghana, to conserve cash as its works toward a less capital intensive project.

Material Effects of Government Regulations

The current and anticipated future operations of Asanko, including further exploration activities and potential mine development, require permits from various Ghanaian governmental agencies.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on Asanko and cause increases in capital expenditures which could result in a cessation of operations by Asanko. Asanko has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year, apart from those related to mine development which will be presented upon the completion of a revised Pre-Feasibility Study.

Specialized Skill and Knowledge

Various aspects of the Company’s mining business require specialized skills and knowledge, including skills and knowledge in the areas of permitting, geology, drilling, metallurgy, logistical planning, mine design, engineering and implementation of exploration programs as well as finance and accounting. Much of the specialized skill and knowledge is provided by the Company’s management and operations team. The Company also retains outside consultants as additional specialized skills and knowledge are required. However, it is possible that delays and increased costs may be experienced by the Company in locating and/or retaining skilled and knowledgeable employees and consultants in order to proceed with its planned exploration and development at its mineral properties.

Competitive Conditions

Asanko competes with other mineral resource exploration companies for financing, for the acquisition of new mineral properties and for the recruitment and retention of qualified employees and other personnel.  Many of the mineral resource exploration and development companies with which Asanko competes have greater financial and technical resources.  Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties.  In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties.  This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development.

Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. At the present time, the significant demand for minerals in many countries is driving increased commodity prices, but it is difficult to assess how long such demand may continue.  Fluctuations in supply and demand in various regions throughout the world are common.

As Asanko’s operations and exploration business is in the development stage, Asanko’s revenues, if any, are not currently significantly affected by changes in commodity demand and prices. As the Company does not carry on production activities, Asanko’s ability to fund ongoing exploration and development is affected by the availability of financing which, in turn, is affected by the strength of the economy and other general economic factors.

Economic Dependence

The Company’s business is not substantially dependent on any contract, such as a contract to sell a major part of its product or services or to purchase a major part of its requirements for goods, services or raw materials, or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Changes to Contracts

Asanko does not anticipate that it will be affected in the current financial year by renegotiation or termination of contracts that could materially affect the Company’s business plan.

Environmental Protection

The Company’s properties are subject to stringent laws and regulations governing environmental quality. Such laws and regulations can increase the cost of planning, designing, installing and operating facilities on our properties. However, it is anticipated that, absent the occurrence of an extraordinary event, compliance with existing laws and regulations governing the release of materials in the environment or otherwise relating to the protection of the environment, will not have a material effect upon the Company’s current operations, capital expenditures, earnings or competitive position.

Employees

At the end of the Transition year, the Company had approximately 125 full-time employees employed across its site operations and corporate and regional offices.

Foreign Operations

All of the Company’s operations are currently conducted in a foreign jurisdiction, Ghana, and, as such, the Company’s operations are exposed to various levels of political, economic and other such risks and uncertainties as:  military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

In the past, Ghana has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Ghana’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.

Asanko’s operations and properties are subject to a variety of governmental regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters.

Asanko’s mineral exploration and development activities in Ghana may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company’s activities or the maintenance of its properties.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the Company’s operations and financial condition. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations and financial condition. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities on the Esaase Property or in respect of any other projects in which the Company becomes involved. Any failure to comply with applicable laws and regulations, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

Risk Factors

An investment in securities of the Company involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. Management of the Company considers the following risks to be most significant for potential investors in the Company, but such risks do not necessarily comprise all those associated with an investment in the Company. Additional risks and uncertainties not currently known to management of the Company may also have an adverse effect on the Company’s business. If any of these risks actually occur, the Company’s business, financial condition, capital resources, results and/or future operations could be materially adversely affected.

In addition to the other information set forth elsewhere in this AIF, the following risk factors should be carefully considered when considering risks related to Asanko’s business.

Risks Relating to Our Business

Quantitative Information about Market Risk

Market risk represents the risk of changes in the value of a financial instrument caused by fluctuations in interest rates, foreign exchange rates, commodity prices and equity prices.

As at December 31, 2012, the Company’s financial instruments consist of cash and cash equivalents, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The risk exposure is summarized as follows:

(a)           Credit risk

Credit risk is the risk of an unexpected loss if a customer or a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada and Ghana. The majority of the Company’s cash is held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits. As at December 31, 2012, the receivables excluding refundable sales tax consist primarily of interest receivable of $349,288 (March 31, 2012 - $120,463) which are not past due.

(b)           Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at December 31, 2012 the Company had a cash and cash equivalents balance of $204,611,912 (March 31, 2012 – $197,608,106) to settle current liabilities of $3,764,302 (March 31, 2011 - $4,813,773) that mainly consist of accounts payable that are considered short term and expected to be settled within 30 days.

(c)           Market risk

(i)           Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less  or maturity over ninety days but redeemable on demand without penalty. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A sensitivity analysis suggests that a change of 10 basis points in the interest rates would result in a corresponding increase or decrease in loss for the nine months ended December 31, 2012 of approximately $205,000 (year ended March 31, 2012 - $198,000).

(ii)           Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures.

A significant change in the currency exchange rates between the US dollar relative to the Canadian dollar (“CAD”), the Ghanaian Cedi and the Australian dollar (“AUS”) could have an effect on the Company’s results of operations, financial position or cash flows. At December 31, 2012, March 31, 2012 and March 31, 2011, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in foreign currencies, expressed below in US dollar equivalents:

	The Transition Year			March 31, 2012
	CAD	Ghana Cedis	AUD	CAD	Ghana Cedis	AUD
Cash and cash equivalents	$32,497,005	$77,540	$-	$37,758,640	$-	$-
Accounts payable	(1,308,118)	(59,436)	(87,348)	(707,148)	(300,132)	(669,309)
Net exposure	$31,188,887	$18,104	$(87,348)	$37,051,492	$(300,132)	$(669,309)

A 10% appreciation or deprecation of the above mentioned currencies compared with the US dollar would result in a corresponding increase or decrease in net assets of approximately $3,111,964 as at December 31, 2012 (March 31, 2012 - $3,608,205).

 (iii)           Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. As at December 31, 2012 and March 31, 2011, the Company was not exposed to other price risk.

(d)           Fair value

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

(i)           Foreign currency warrant liability

The foreign currency share purchase warrants issued in the non-brokered private placement of November 5, 2012 (note 11(b)) have not been listed on an exchange and therefore do not trade on an active market. The fair value at December 31, 2012 of the foreign currency warrant liability associated with the issuance of these warrants was estimated using the Black-Scholes option pricing model with the following assumptions:

	December 31, 2012	March 31, 2012
Risk free interest rate	1.14%	-
Expected dividend yield	0%	-
Share price volatility	51%
Share price at the date of valuation	C$3.95	-
Expected life of warrants	1.64 years	-

Qualitative Information about Market Risk

The Company manages its cash and cash equivalents, common shares, share-based options and share purchase warrants as capital.  As the Company is in the development stage, its principal source of funds for its operations is from the issuance of common shares.  The issuance of common shares requires approval of the Board of Directors.  It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its Asumura and Esaase properties for the benefit of its stakeholders.  The Company uses share-based options primarily to retain and provide future incentives to key employees and members of the management team.  The granting of share-based options is primarily determined by the Board of Directors.

The Company has been judicious in its protection of the capital it has on hand. The Company has been investing in Guaranteed Investment Certificates and liquid saving accounts and has no investments in asset-backed commercial paper.

High Metal Prices Increasing the Demand For, and Cost Of, Exploration, Development and Construction Services and Equipment

The strength of metal prices in recent years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. The costs of such services and equipment may continue to increase if current trends continue. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

Political, Economic and Social Risks and Uncertainties

The Company’s operations through Esaase and Asumura are located in Ghana and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties.  Risks and uncertainties of operating in Ghana vary from time to time, but are not limited to terrorism, hostage taking, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risk of civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation and changing political conditions and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from a particular jurisdiction.

Changes, if any, in mining investment or investment policies or shifts in political attitude in Ghana, or any other relevant jurisdiction in which the Company operates, may adversely affect Asanko’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, water use and mine safety. Failure to comply with applicable laws, regulations and local practices relating to mineral rights applications and tenure, could result in a loss, reduction or expropriation of entitlements. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Environmental Regulatory Risks

Asanko’s operations are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation and regulation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner, which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Future legislation and regulations could cause additional expenses, capital expenditures, restrictions, liabilities and delays in the development of Asanko’s properties, the extent of which cannot be predicted. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Properties May be Subject to Defects in Title

Asanko has investigated its rights to explore and exploit the Esaase Property and the Asumura Property and, to the best of its knowledge, its rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to Asanko’s detriment. There can also be no assurance that Asanko’s rights will not be challenged or impugned by third parties.

Some Asanko mineral claims may overlap with other mineral claims owned by third parties, which may be considered senior in title to the Asanko mineral claims.  A junior claim is only invalid in the areas where it overlaps a senior claim. Asanko has not determined which, if any, of the Asanko mineral claims is junior to a mineral claim held by a third party.

Although Asanko is not aware of any existing title uncertainties with respect to the Esaase Property and the Asumura Property, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on Asanko’s future cash flows, earnings, results of operations and financial condition.

Key Personnel

Asanko’s senior officers are critical to its success. In the event of the departure of a senior officer, Asanko believes that it will be successful in attracting and retaining qualified successors but there can be no assurance of such success. Recruiting qualified personnel as Asanko grows is critical to its success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As Asanko’s business activity grows, it will require additional key financial, administrative, mining and exploration personnel, and potentially additional operations staff. If Asanko is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of Asanko.

Legal and Litigation Risks

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s business, prospects, financial condition, and operating results.  Defense and settlement of costs of legal claims can be substantial.

Possible Loss of Interests in Exploration Properties; Possible Failure to Obtain Mining Licenses

The agreements pursuant to which Asanko acquired its interests in certain of its properties provide that the Company must make a series of payments in cash and/or Common Shares over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures.  If the Company fails to make such payments or expenditures in a timely fashion, the Company may lose its interest in those properties.  Further, even if Asanko does complete exploration activities, it may not be able to obtain the necessary licenses or permits to conduct mining operations on its properties, and thus would realize no benefit from its exploration activities on its properties.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. Asanko anticipates that costs may continue to increase with corporate governance related requirements, including, without limitation, requirements under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, National Instrument 52-110 Audit Committees and National Instrument 58-101 Disclosure of Corporate Governance Practices.

The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers.

Risks Relating to Statutory and Regulatory Compliance

Asanko’s current and future operations, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities, and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company has received all necessary permits for the exploration work it is presently conducting; however, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which Asanko may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims and orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. The Company is not currently covered by any form of environmental liability insurance. See “Insurance Risk”, below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

Insurance Risk

Asanko is subject to many risks that are not insurable and, as a result, Asanko will not be able to recover losses through insurance should such uninsurable liabilities occur.  Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development.  Asanko may become subject to liability for pollution, cave-ins or hazards against which it cannot insure.  The payment of such liabilities could result in a material adverse effect on Asanko’s financial position and its results of operations.  Although Asanko maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits and the liabilities and hazards might not be insurable against.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the properties of Asanko, personal injury or death, environmental damage or, regarding the exploration or development activities of Asanko, increased costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on Asanko’s future cash flows, earnings, results of operations and financial condition.  The payment of any such liabilities would reduce the funds available to the Company. If Asanko is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

No assurance can be given that insurance to cover the risks to which Asanko’s activities are subject will be available at all or at commercially reasonable premiums.  The Company is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is unavailable or prohibitively expensive. This lack of environmental liability insurance coverage could have an adverse impact on Asanko’s future cash flows, earnings, results of operations and financial condition.

Currency risk

Asanko’s operations are subject to fluctuations in currency exchange rates, which could materially adversely affect its financial position.  Asanko maintains most of its working capital in United States dollars with a minimum reserve of six months of projected expenditures in Canadian dollars and Ghanaian Cedis.  Asanko converts United States dollars funds to foreign currencies in anticipation of foreign currency denominated obligations. Accordingly, Asanko is subject to fluctuations in the rates of currency exchange between United States dollar and these foreign currencies, and these fluctuations could materially affect the Company’s financial position and results of operations. A significant portion of the operating costs at Esaase and Asumura is based on the US dollar and the Ghanaian Cedi.

Competition Risks

Asanko operates in a competitive industry and competes with other better established companies which have greater financial resources.  Asanko faces strong competition from other mining companies in connection with exploration and the acquisition of properties producing, or capable of producing precious metals.  Many of these companies have greater financial resources, operational experience and technical capabilities than us.  As a result of this competition, Asanko may be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all.  Consequently, our operations and financial condition could be materially adversely affected.

There can be no assurance that necessary funds can be raised by the Company or that any projected work will be completed.

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important requirements, which affect capital and operating costs. Unusual or infrequent weather, phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s future operations, financial condition and results of operations.

Limited Business History

Asanko has no history of operating earnings. The likelihood of success of Asanko must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. Asanko may require additional financial resources and there is no assurance that additional funding will be available to it for further operations. There is no assurance that Asanko will ultimately generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

Conflicts of Interest

Asanko’s directors and officers are or may become directors or officers of other mineral resource companies or reporting issuers or may acquire or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which Asanko may, or may also wish to participate, the directors and officers of Asanko may have a conflict of interest with respect to such opportunities or in negotiating and concluding terms respecting the extent of such participation. Asanko and its directors and officers will attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the directors of Asanko, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases Asanko will establish a special committee of independent directors to review a matter in which several directors, or officers, may have a conflict. In determining whether or not Asanko will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Asanko, the degree of risk to which Asanko may be exposed and its financial position at that time. Other than as indicated, Asanko has no other procedures or mechanisms to deal with conflicts of interest.

Claims by Investors Outside of Canada

The Company is incorporated under the laws of British Columbia and its head office is located in Vancouver, British Columbia. The majority of the Company’s directors and officers, and some of the experts named herein, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action against directors, officers or experts who are not resident in the United States. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence against those persons or the Company.

Risks Relating to Our Shares

Changes in the Market Price of Common Shares may be Unrelated to the Company’s Results of Operations and could have an Adverse Impact on the Company

The Company’s Common Shares are listed on the Exchange. The price of Asanko’s Common Shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Company’s performance that may have an effect on the price of the Company’s Common Shares and may adversely affect an investors’ ability to liquidate an investment, and consequently an investor’s interest in acquiring a significant stake in the Company, include: a reduction in analytical coverage by investment banks with research capabilities; a drop in trading volume and general market interest in the Company’s securities; a failure to meet the reporting and other obligations under relevant securities laws or imposed by applicable stock exchanges which could result in a delisting of Asanko’s Common Shares and a substantial decline in the price of the Common Shares that persists for a significant period of time.

As a result of any of these factors, the market price of Asanko’s Common Shares at any given point in time may not accurately reflect their long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Price Volatility of Publicly Traded Securities

The market price of a publicly traded stock, especially if a resource issuer like Asanko, is affected by many variables in addition to those directly related to exploration successes or failures.  Such factors include the general condition of market for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments and the breadth of the public market for the stock.  The effect of these and other factors on the market price of Asanko’s common shares suggests Asanko’s shares will continue to be volatile.  Therefore, investors could suffer significant losses if Asanko’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell Asanko shares.

Resale of Offered Shares

The continued operation of Asanko will be dependent upon its ability to have exploration success and to procure additional financing. There can be no assurance that any such exploration success can be achieved or that other financing can be obtained. If Asanko is unable to achieve such success or obtain such additional financing, any investment in Asanko may be lost.

Future Sales May Affect the Market Price of the Common Shares

In order to finance future operations, the Company may raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. Asanko cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares.

Dividend Policy

No dividends on the Common Shares of the Company have been paid by the Company to date. Payment of any future dividends, if any, will be at the discretion of the Company ‘s board of directors after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

MINERAL PROJECTS

As at the date of this AIF, the Company’s mineral properties are the Esaase Property and the Asumura Property, both located in West Ghana, Africa.

Esaase Gold Property

The Esaase Gold Property is a development stage property located in the Amansi East District of Ghana, approximately 35km south west of the regional capital Kumasi. The property consists of several mining concessions of which the three largest are the Esaase Concession, Jeni River Concession and Sky Gold Concession.  The Esaase Concession is approximately 10km in a northeast direction by 4km in a northwest direction covering 42.32 square kilometers.

Acquisition of Interest

On May 3, 2006, the Company entered into an option agreement with Sametro Co. Ltd. (“Sametro”) to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% NSR of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. Under the terms of the agreement, the Company was to make a series of cash payments totaling $890,000, issue 780,000 common shares and incur minimum exploration expenditures of $2,250,000 over a three year period.

During the year ended March 31, 2008, after having already made cash payments of $500,000, issued 40,000 common shares and completed the full exploration expenditure requirement, the Company renegotiated the option agreement so that all further cash and share payments were no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sametro and issued 40,000 additional common shares to Sametro. Subsequent to these payments, the Company was granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Asanko paid $50,000 to the Bonte Liquidation Committee (“BLC”) and $50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 5% revenue royalty and the BLC retains a 0.5% NSR.

Both concessions are governed by mining leases that grant the Ghanaian government a standard 10% carried interest and a 5% royalty and the Bonte Liquidation Committee a 0.5% royalty. Subsequent to the granting of these mining leases, the Ghanaian government amended the royalty scheme in Ghana. (See Ghanaian mining royalties in this section).

For the year ended December 31, 2012, the Company incurred $2,186,426 million of exploration and evaluation expenditures on its Esaase Gold Property. These costs were spent on continuing the exploration and evaluation drill program, further defining the existing resource through infill and exploration drilling and engineering, geotechnical and metallurgical drill programs and development and engineering studies in support of the Company’s pre-feasibility and feasibility studies.

A summary of the exploration and evaluation expenditures (including non-cash stock-based compensation) for the Transition Year and the years ended March 31, 2012 and 2011 is presented as follows:

Summary of exploration and evaluation expenditures

	The Transition Year	2012	2011

Esaase:
Camp operations	$437,774	$1,091,202	$555,438
Development support costs	-	559,643	1,879,304
Equipment and infrastructure	-	951,673	588,700
Engineering studies	529,142	2,989,662	2,020,526
Exploration drilling	-	2,933,027	4,479,279
Exploration support costs	844,550	1,703,947	4,218,925
Health and environmental	-	1,102,038	1,072,582
Technical and in-fill drilling	-	3,570,062	4,883,243
Share-based compensation	309,251	2,379,808	3,296,932
VAT receivable allowance	65,699	1,133,712	1,665,108
	$2,186,426	$18,414,774	$24,660,037

The results of the PFS for the Esaase project indicate the technical feasibility and commercial viability of the extraction of mineral resources in the area. As per the Company’s accounting policy for exploration and evaluation expenditures (refer to note 3(g) in the annual consolidated financial statements as at and for the year ended March 31, 2012), once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, further cost incurred for the development of the project are capitalized as mineral interests. Based on the positive result of the PFS the Company now has Proven and Probable Mineral reserves and effective October 1, 2011 began capitalizing costs associated with the development of the Esaase project.

Reconciliation of mineral interests	The Transition	Year ended	Year ended
	Year	March 31, 2012	March 31, 2011

Opening balance	$25,822,734	$10,581,692	$2,234,420

Additions:
Acquisition costs, Esaase	535,884	766,009	1,181,982
Development costs, Esaase	17,792,257	13,230,057	-
Asset retirement obligation	2,227,589	1,244,976	7,165,290
	20,555,730	15,241,042	8,347,272

Closing balance	$46,378,464	$25,822,734	$10,581,692

Acquisitions

Concession acquisitions during the period ended December 31, 2012

On November 21, 2012, the Company completed the acquisition of the Small Scale Mining Reserve located immediately on strike to the southwest of the Esaase main zone. The area was previously reserved by the Government of Ghana exclusively for small scale mining activity. The Company reached an Agreement in April 2012 with the Mpatoam Small Scale Mining Company under which it has exchanged a portion of its Jeni River Mining Lease (12.5 square kilometres) for the Small Scale Mining Reserve (10.3 square kilometres). On October 30, 2012 the Minister of Lands and Natural Resources approved the certificate of surrender of the Small Miners concessions and on November 20, 2012 the Minerals Commission updated the official Mineral Cadastral Map to reflect the relinquished Jeni River concession area and Keegan's addition of the Small Scale Mining Reserve to the Jeni River Mining Lease.

The newly acquired ground represents a high-priority exploration target located approximately two kilometres southwest of the Esaase main zone. Electromagnetic survey data and mapping of alluvial workings in the area show that there are two significant sources of alluvial gold in the Jeni River drainage area -- the Esaase main zone and the new target.

Concession acquisitions during the year ended March 31, 2012

On December 1, 2011, the Company entered into a purchase agreement with Tetollas Mining Enterprise to acquire an 100% interest in the Asuowin Concession situated contiguous to and directly south of the Esaase Gold property. In accordance with the purchase agreement, the Company made payments totaling $400,000 in exchange for the transfer of title.

During the year ended March 31, 2012, the Company paid $110,000 pursuant to an option agreement with Sky Gold Mines Limited (“SGM”) whereby the Company was granted the exclusive option by SGM to acquire 100% interest in a four-part concession adjacent to the Esaase Gold property. The concession is subject to a 2% NSR payable to SGM. Pursuant to the agreement the Company is required to make staged payments totaling $150,000 in addition to the total of $250,000 already paid, and issue in stages a total of 50,000 shares of the Company. In July 2011, the Company received Ministerial approval of the option agreement and in January 2012 issued 20,000 shares of the Company at a cost of $156,009. On July 31, 2012, the Company issued 10,000 shares at a cost of $29,016 with the remaining 10,000 shares to be issued, at the Company’s option, on or before March 31, 2013.

Concession acquisitions during the year ended March 31, 2011

During the year ended March 31, 2011, the Company made a payment of $600,000 plus certain acquisition costs to acquire a 100% interest in the Dawohodo prospecting concession, a mineral concession adjacent to the Esaase Gold property, and accrued a further $500,000 payable pursuant to this agreement. The $500,000 was paid during the year ended March 31, 2012.

Free carried interest to the Ghanaian government

Ghanaian mining royalties and taxes

On March 19, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703) which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The Act now states that a holder of a mining lease, restricted mining lease, or small scale mining license shall pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder. Currently, uncertainty exists on how this amendment will affect the Esaase gold property’s existing mining lease and whether the rate will change as the Company goes through negotiations with the government with respect to a stability agreement on the project.

Changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from 80% in the first year, to a straight-line depreciation of 20% per year over 5 years. A 10% windfall profit tax has been proposed but to date has not been enacted. The windfall profit tax will be calculated based on taxable income less taxes paid, capital expenditures incurred, additions to inventory and various other deductions and additions.

Esaase option agreement suit

Asanko Ghana was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by Sametro Co. Ltd. (the “Plaintiff”), the company that had originally optioned the Esaase gold property to the Company (the “Litigation”). The Plaintiff had alleged certain irregularities in connection with the closing of the option resulting in Asanko Ghana’s acquisition of the Esaase gold property and the issuing of the requisite regulatory approvals under Ghanaian law.

During November 2012, the Company reached a complete and final out-of-court settlement of the litigation. All litigants have executed a definitive Deed of Settlement which includes a consent case dismissal, mutual releases and an indemnity for the Company.

Project Description and Location

The Esaase Property is located in southwest Ghana, West Africa.  It is located in the Amansi East District, in the Ashanti Region, approximately 35km south west of the regional capital Kumasi (Figure 1).

Figure 1:  Location of Esaase Property

Source:  Technical Report

The Esaase Property consists of the adjoining Esaase and Jeni River mining leases and the smaller Mpatoam, Mepom, Dawohodo and Sky Gold exploration concessions.  The Esaase Concession is approximately 10km in a north east direction by 4km in a north west direction covering 42.32km2.  The centre of the Esaase Concession is located at 1º 53’ west, 6º 34’ north.  The Jeni River Concession is approximately 10 km in an east west direction and 5 km in a north south direction.  The centre of the Jeni River Concession is located at 1º 98’ west 6 º 52’ north and covers an area of 49.74 km2.  The boundaries of the Esaase Concession and the Jeni River Concession have not been legally surveyed, but are described by latitude and longitude via decree (see Figure 2).

The following is a table listing each concession and its approximate area.

Figure 2:  Esaase Concession and Jeni Concession

Note: the Map does not reflect the modification to the Jeni River concession effect through the land swap deal referred to as the small scale miner’s concession.

MINERAL TENURE

Mining Leases to both concessions have been granted to Asanko by the Ministry of Mines and Energy and cannot be contested by any other company.

The surface rights in the Project area are held by the head of the Ashanti tribe. At the exploitation (production) stage the Manso-Nkwanta Paramountcy Stool may apply to the government for the right to compensation by a share in the government royalties. The amount of the compensation is subject to approval by the Minister of Mines in consultation with the Land Valuation Board.

The mining leases grant the government a 10% free carried interest in all permits within the country as a standard. The government interest only comes into effect at the production stage. The leases also contain provisions for a 5% government royalty and a 0.5% royalty to the Bonte Liquidation Committee (“BLC”).

The mining leases for both the Esaase and the Jeni concessions are classified as mining permits. These permits allow Asanko to carry out mining activities provided certain conditions and fee payments are maintained with the Ministry of Lands, Forestry and Mines.

All the mining leases currently held by Asanko in Ghana were originally granted for a 30-year period and can be renewed for additional 30 year periods if necessary. The Esaase and Jeni River mining leases are currently valid until 4th September and 22nd March 2020 respectively.

ISSUER’S TITLE TO/INTEREST IN THE PROPERTY

The Esaase Gold Project and the mining lease on which it is based are owned 100% by Asanko Resources Ghana Ltd. Asanko owns 90% of Asanko Resources Ghana, with the Government of Ghana owning a 10% free-carried interest. The Lease is also subject to a 5.0% NSR owed to the Government of Ghana as well as a 0.5% royalty owed to the Bonte Liquidation Committee.

ROYALTIES AND PAYMENTS

The mining leases grant the government a 10% free carried interest in all permits within the country as a standard. The government interest only comes into effect at the production stage. The leases also contain provisions for a 5% government royalty and a 0.5% royalty to the Bonte Liquidation Committee (“BLC”).

ENVIRONMENTAL LIABILITIES

The axis of the Bonte valley floor has experienced large land disturbances caused by the large silting of the associated drainage system as a result of the BGM alluvial operation. The silting has resulted in the rerouting of the courses of the relatively small Bonte and Jeni Rivers.

BGM successfully re-vegetated a substantial percentage of the disturbed land; however, some of the shallow mined areas, particularly on the Jeni River Mining Lease were not reclaimed by BGM at the time of bankruptcy / closure of the operation.

Asanko assumed environmental liability to any resulting environmental liabilities arising from the operations of the Bonte Gold Mines on the Esaase concession under the agreement with the liquidation committee acting on behalf of the Ghanaian Government.

A series of shallow impoundments that were constructed by BGM as settling ponds for clay-rich sediments from the recovery plans have naturally vegetated since closure to become a series of wetlands on the Esaase concession.

Asanko agreed to reclaim the tailings as a part of any large-scale mining operation in the drainage of the Jeni River concession. A moderate sized stockpile of washed gravels remains at the site of the Jeni River recovery plant.

PERMITS TO CONDUCT WORK

Mining and Prospecting Rights

The Esaase and Jeni River Leases contain all of the resources and exploration potential defined to date. The Ghana Environmental Protection Agency (“EPA”) grants permits on a yearly basis to conduct exploration. Asanko currently has an EPA permit to explore through to the end of 2013. Asanko has the right to mine under the existing mining leases; however, a mine plan will need to be submitted to the EPA who would subsequently issue a mining permit.

History of the Esaase Concession

A summary of the prior ownership and ownership structures is detailed in Table 1:

Table 1: Prior ownership and ownership changes

Date	Event
March 1990	The Esaase Jeni River lease was granted to Jeni River Development Company Limited
September 1990	The Esaase lease was granted to Bonte Gold Mining (“BGM”).
2003	Jeni River Development Company Limited and Bonte Gold Mining went into bankruptcy
Esaase Mining Lease, including the camp facilities at Tetrem, was bought from the Bonte Liquidation Committee by Sametro Company Ltd. (Sametro), a private Ghanaian company.
3rd May 2006	Asanko entered into an option agreement with Sametro to earn 100% of the Esaase mining lease
5th June 2007	Sky Gold Limited, a Ghanaian incorporated private company, was granted a reconnaissance licence over the area now known as the Sky Gold Reconnaissance Licence Concession.
8th June 2007	Transfer of the Esaase Mining Lease to Asanko
March 2008	Asanko acquired the Jeni River Mining Lease in consideration of US$50,000 to the BLC and US$50,000 paid to the Minerals Commission of Ghana.
11th March 2008	Transfer title for Jeni River mining lease with the lease being transferred to Asanko
14th July 2008
Sametro issued a Writ of Summons against Keegan Resources (Ghana) Ltd. (“Asanko Ghana”) and the Ghana Minerals Commission in the High Court of Ghana, seeking an order setting aside the Deed of Assignment of the Esaase Concession on the grounds of fraud. Sametro’s basic claim is that the individual who purported to handle the Deed of Assignment, Mr. Ekow Amua-Sekyi, was either not authorised to do so by Sametro and/or that he provided a deed to Asanko Ghana and the Ghana Minerals Commission which was not in fact signed, as it was purported to be, by the Managing Director of Sametro, Mr. Samuel Gordon Etroo. Asanko Resources (Ghana) Ltd. will in part rely upon sections 139-143 of the Ghana Companies Code, 1963 (Act 179) which confers statutory protection on innocent third parties from any fraud by directors, officers, servants and agents of corporate bodies in Ghana. Asanko Ghana believes that Sametro’s claims are without merit and will vigorously defend its interests in the Esaase Concession.

29th June 2009	The Mepom Concession was purchased from a private Ghanaian company, Mepom Mining Company, and transferred to Keegan. The concession is covered by a prospecting license.
30th November 2009	The Mpatoam Concession is a new concession created at the request of Asanko, and granted to Asanko. The concession is covered by a prospecting license.
15th July 2010	Asanko Ghana entered into an agreement with Sky Gold Limited.
18th November 2010	Asanko Ghana entered an agreement with Dawohodo Manufacturing and Marketing Limited
21st July 2011
The Minister of Lands, Forestry and Mines gave ministerial grant consent to the option agreement between Sky Gold Limited and Keegan Resources Ghana Limited in respect of Sky Gold Limited reconnaissance licence, which covers an approximate area of 91.5 km², located at Nyinahin in the Atwima Mponua District of the Ashanti Region of Ghana.

11th January 2011
The Minister of Lands, Forestry and Mines gave Ministerial approval for an assignment of Dawohodo-Esaase prospecting licence to Keegan Resources (Ghana) Ltd., which covers an approximate area of 10.6 km², located in the Amansie West District of the Ashanti Region of Ghana.

Historical Exploration and Development

Artisanal mining has a long history in the Bonte Area (where the Project Area is located), associated with the Ashanti Kingdom. Evidence exists of adits driven by European settlers, between the period 1900 to 1939, however, no documented records remain of their activity. Drilling was conducted on the Bonte River valley alluvial sediments during 1966 and 1967 to determine alluvial gold potential.

In 1990, the Bonte mining lease was granted to Akrokerri- Ashanti Gold Mines (AAGM) and was later transferred to Bonte Gold Mining (BGM), a local subsidiary of AAGM. BGM had reportedly recovered an estimated 200,000 oz of alluvial gold on the Esaase concession and another 300,000 oz downstream on the Jeni River concession, prior to entering into receivership in 2002. It should be noted that previous placer gold production is of no relevance to Asanko’s exploration program, which are entirely focused on the discovery of hard rock resources.

Esaase Property

The Esaase mining concession, including the camp facilities at Tetrem, was bought from the Bonte Liquidation Committee by Sametro Company Limited, a private Ghanaian company. In May, 2006, Asanko signed a letter of agreement with Sametro to earn 100% of the Esaase mining concession over a three year period of work commitments and option payments. Since mid-2006, Asanko has undertaken an aggressive exploration program combining soil geochemistry and IP geophysical surveys followed by diamond and reverse circulation exploration and resource drilling.

Historical Production

In 1990, the Bonte mining lease was granted to Akrokerri- Ashanti Gold Mines (AAGM) and was later transferred to BGM, a local subsidiary of AAGM.

Reportedly BGM recovered an estimated 200,000 oz of alluvial gold on the Esaase concession and another 300,000 oz downstream on the Jeni River concession, prior to entering into receivership.

It must be noted that previous placer gold production is of no relevance to Asanko’s exploration and development program, which are entirely focused on the discovery of hard rock resources on the Esaase Property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Topography, Elevation and Vegetation

The Esaase property is drained by the Bonte River. The Bonte River is bounded on both sides by steep hills that reach heights of approximately 500 m above sea level (masl). The area is predominantly utilised for subsistence farming, producing mainly food crops such as plantain, corn, cassava, yam, tomatoes and some cash crops such as cocoa, orange and oil palm. About 50% of this land is covered by secondary forest and thick brush. The valley floor has been extensively mined for alluvial deposits and now consists primarily of relocated overburden and washed tailings.

Access to the Property

The Esaase Property is accessed from the city of Kumasi by taking a tarred road west 10 km to the Bibiani Junction at Asenemuso and then southwest 10 km to the village of Wiaso. A secondary tarred road is taken 8 km south from Wiaso to the village of Amankyea. Secondary gravel roads can be taken for a further 11 km via the villages of Ahwerewa and Tetrem.

The Esaase deposit itself is accessed by a series of secondary roads constructed either by the former Bonte Gold Mines or by Asanko. Other parts of the property currently undergoing surface exploration are accessed by both dirt roads and by footpaths.

 Proximity to Population Centres and Nature of Transport

The Project is located in southwest Ghana, West Africa, approximately 35 km southwest of the regional capital Kumasi. Travel time between Kumasi and Esaase is approximately two hours by car. The concession is reached by tarred and secondary lateritic roads.

 Climate and Length of Operating Season

The annual rainfall is in the range of 1500 mm to 2000 mm and temperatures range from 22°C to 36°C. The major rainy season takes place from April to July followed by a minor rainy season from September to October. Asanko has operated without cessation or delay throughout both of the rainy seasons.

Availability and Sufficiency of Rights and Resources

The following resources are available for the Project Area:

•	The Esaase exploration camp and surrounding villages are connected to the national electrical grid.
•	The Project is in an area well serviced by the Ghana national power grid with at least two alternate points of supply within a 50 km radius of a potential plant site.
•	Mobile phone communication is accessible in most parts of the concession.
•	A satellite dish is installed in the exploration camp for internet access.
•	The nearest medical clinic and police station are located at Toase-Nkawie, on the Bibiani Highway, 20 km from the exploration camp.
•	Hospitals and most government offices are available in Kumasi.
•	Food and general supplies are also purchased in Kumasi.
•	Ghana has a mature mining industry that has resulted in the local availability of both skilled and unskilled personnel.

Geological Setting

The geology of Ghana is dominated by predominantly metavolcanic paleoproterozoic Birimian Supergroup (2.17-2.1 billion years ago) sequences and the clastic Tarkwaian Group sediments (2.12-2.14 billion years ago, after Davis et al. 1994) in the central-west and northern parts of the country. Clastic shallow water sediments of the Neoproterozoic Volta Basin cover the northeast of the country. A small strip of Paleozoic and Cretaceous to Tertiary sediments occur along the coast and in the extreme southeast of the country.

The Birimian rocks consist of narrow greenstone (volcanic) belts, which may be traced for hundreds of kilometres along strike but are usually only 20 km to 60 km wide. These belts are separated by wider basins of mainly marine clastic sediments. Along the margins of the basins and belts, there appears to be considerable inter-bedding of basin sediments and volcanoclastic and pyroclastic units of the volcanic belts. Thin but laterally extensive chemical sediments (exhalites), consisting of chert and fine-grained manganese-rich and graphitic sediments often mark the transitional zones. The margins of the belts commonly exhibit faulting on local and regional scales. These structures are fundamentally important in the development of gold deposits for which the region is well known.

Tarkwaian rocks consist of a distinct sequence of metasediments (quartzite, conglomerate and phyllite) occurring within a broad band along the interior of the Ashanti Belt. Conglomerates host important palaeoplacer gold deposits in the Tarkwa district. Equivalent rock types occur in other belts of the region, but in relatively restricted areas. In the type locality at Tarkwa, the sequence is in the order of 2.5 km thick, whereas in the Bui belt, comparable units are approximately 9 km thick. These sediments mark a rapid period of erosion and proximal deposition during the late-stage of the orogenic cycle. They unconformably overlie the Birimian metavolcanics at the Damang mine near Tarkwa. The unconformity separating the Birimian from the overlying Tarkwaian is colloquially known as the “Great Unconformity”. Figure 5 shows the generalised stratigraphy of southwest Ghana.

 All of the Birimian sediments and volcanics have been extensively metamorphosed. The most widespread metamorphic facies appears to be greenschist, although in many areas, higher temperatures and pressures are indicated by amphibolite facies. Multiple tectonic events have affected virtually all Birimian rocks with the most substantive being a fold-thrust compressional event (Eburnean Orogeny) that affected both volcanic and sedimentary belts throughout the region and to a lesser extent, Tarkwaian rocks. For this reason, relative age relations suggest that final deposition of Tarkwaian rocks took place as the underlying and adjacent volcanic and sedimentary rocks were undergoing the initial stages of compressional deformation. Studies in the western part of the region (Milesi et al., 1992) have proposed several separate phases of folding and faulting suggesting a change in stress direction from northeast to southwest to north to south. However, a regional synthesis by Eisenlohr (1989) has concluded that although there is considerable heterogeneity in the extent and styles of deformation in many areas, most of the structural elements have common features, which are compatible with a single, extended and progressive phase of regional deformation involving substantial northwest-southeast compression.

Project Geology

The Esaase Project area contains a system of gold-bearing quartz veins hosted by tightly folded Birimian-age sedimentary rocks. Geological units on the Esaase property have been interpreted by a combination of airborne geophysical resistivity mapping (Versatile Time-Domain Electromagnetic Surveying or “VTEM”), resource definition drilling and associated outcrop mapping.

The rocks of the property can be divided into metasedimentary units with higher electrical and EM resistivity and units of relatively higher conductivity. Within the resource zone, the host rocks can be divided between phyllite and siltstone (with substantial carbonate in matrix) (ore zone predominant in hanging wall of resistivity break) and siltstone/greywacke (predominant in footwall of resistivity break). Host rocks to ore range from massive thinly layered phyllite through interlayered phyllite and siltstone, to thick-bedded siltstone and wacke. Although recognisable stratigraphy appears to be present, the similarity of rock types, folding and faulting precludes correlation of individual stratigraphic units at this stage of core drill and outcrop density.

Structure

The structural architecture shows the project area is dominated by fold-thrust patterning followed by a late stage strike-slip deformation event. Open to tight, northwest-dipping (axial planes strike (020º to 035º), northeast plunging (30º to 70º) folds are asymmetric and climb to the southeast as shear zones are approached. Folds tighten and deformation increases systematically to the southeast as shear zones are approached. This patterning repeats itself on the 10 m to 100 m scale. Folding in the deformed siltstone / shale package is open to tight, locally approaching isoclinal. Fold orientation ranges from upright to moderately inclined with dip direction to the northwest. Folds are asymmetric and climb to the southeast, consistent with regional interpretations of tectonic transport to the southwest. The fold limbs steepen as high strain zones (shears / thrust faults) are approached from the northwest. Within these shear zones shearing commonly shows low or lesser strain and repeats the pattern of low to high strain at the next shear. This pattern repeats itself at many scales (micro to macro), but for mapping purposes it is typically on the 10 m to 50 m scale. These northeast striking, northwest-dipping syn-kinematic shears, which roughly parallel fold axial planes, appear to demarcate zones of mineralisation. In many (but not all) instances, the basal shear / thrust, divides the more deformed, altered, mineralised and electrically conductive siltstone shale unit in the hanging wall from the more massively bedded and less deformed siltstone / greywacke in the footwall. It is common to see broken rock, often carbonaceous, at or near this basal contact indicating likely late brittle faulting. As fault planes cannot be measured on these surfaces, their orientation cannot be clearly determined; thus it cannot be conclusively determined whether this fault or series of faults provide a conclusive footwall boundary. The resistivity contrast provides the best evidence for this contact on a property wide scale and consistent gold assays provide the best evidence on a sectional scale (Klipfel, 2009).

The metasediments are intruded post- or late-kinematically by dykes and small stocks of intermediate to felsic composition, i.e. tonalite to granodiorite. In the southern portion of the deposit, these intrusions are intensely brecciated and mineralised and occur at or near the footwall of mineralisation and are themselves mineralised (Klipfel, 2009). The existence of a weathering profile on the Esaase Gold Project is strongly influenced by topography. The typical weathering horizon in tropical settings in West Africa consists of laterite (± duracrust), saprolite, oxidised bedrock, and bedrock (there is often a gradational zone, “saprock” between the saprolite and oxidised bedrock). At higher elevations the laterite and saprolite, and much of the saprock, has been weathered away, leaving behind oxidised bedrock. At intermediate elevations the weathering profile is mostly intact and may be covered by transported colluvium. At the lowest elevations, the entire profile is covered by either alluvium or residual tailings from previous alluvial operations (Klipfel, 2009).

Mineralization

Gold Mineralisation on the Esaase Property occurs in quartz - carbonate veins hosted within parallel NE trending, moderately to steeply west dipping bodies of extremely deformed siltstone shale. One form of disseminated alteration most commonly noted in oxidised rocks is quartz-sericite-pyrite (QSP) alteration. This alteration type is not distinctly different in coloration in fresh core and is thus difficult to detect in that state. Surface weathering converts the sericite to white kaolinite creating a bright white color alteration distinguishable even at great distance when exposed in trenches, road cuts, and drill pads. At closer scale, pyrite pseudomorphs can be distinguished. The second stage consists of pervasive carbonate alteration in the form of carbonate porphyroblasts, particularly after andalusite in phyllitic rocks. Carbonate flooding is more prevalent in siltstone where precursor andalusite porphyroblasts did not form (Klipfel, 2009).

Quartz veining occurred within the mineralisation envelopes over most of the duration of the extensive fold and thrust and strike slip deformation events. Four stages of veins can be identified. These include an early unmineralised quartz only vein stage which has undergone deformation and brecciation. A second vein stage consists of myriad fine spider-web-like quartz-carbonate veins. These veins are also early and are consistently deformed and offset. The third stage consists of quartz-carbonate±sulfide veins with visible free gold. The associated sulfide is generally pyrite, but up to 15% of it can be chalcopyrite and minor arsenopyrite variably occurs as well. Finally, late stage post-mineral calcite veins crosscut all previous features (Klipfel, 2009).

Veins that contain visible gold overwhelmingly strike (350o to 020o), have sub vertical dips and are either planar or S-shaped. Thus they are oblique in orientation to the overall strike and dip of mineralisation and appear to be bounded by aforementioned thrust faults and can thus be described as en echelon vein sets form en-echelon sets.

Exploration

No modern-style lode exploration was completed on the Esaase Property prior to the commencement of exploration by Asanko in mid 2006.  Since mid 2006, Asanko has undertaken an aggressive exploration program combining soil geochemistry, Induced Polarization (“IP”) geophysical surveys, VTEM airborne geophysics,  followed by trenching, diamond and reverse circulation exploration, and resource drilling.

Soil Sampling Program

Asanko commenced a soil sampling program upon acquisition of the Esaase Concession in June 2006 and have received assay results from over 4,000 soil samples. Sampling was undertaken on NE oriented lines spaced 100 m to 400 m apart with samples taken at 25 m intervals along the lines. This program extended the initial soil sampling completed in March 2006 as part of initial due diligence on the concession. After the acquisition of the Jeni River Concession, Asanko expanded its soil program to the Jeni River Concession and has obtained over 2,100 samples from this concession using an identical sampling regime.

Some 1,630 soil samples were collected over the Dawohodo concession in 2011. Soil samples were obtained wherever there were no obvious alluvial disturbance or alluvial material and care was taken to sample below the organic horizon. The material below the organic horizon on ridge tops or steep slopes from higher elevations is weathered bedrock, whereas that taken nearer to the alluvial creek bottoms is underlain by colluvium and/or saprolite. Drilling and trenching indicate that soil samples from weathered bedrock, on average, have gold levels within an order of magnitude of the underlying rock values. Soil samples from non-bedrock sources (i.e. alluvial) tend to have much lower gold values than the underlying bedrock. As a result of this observation, Asanko uses auger sampling programs in order to get samples at or closer to the saprolite / soil interface.

Geophysical Programs

An IP program was completed in 2006 which successfully identified significant faults that are interpreted as significant mineralisation boundaries. In order to identify other such structures, Asanko contracted Geotech Ltd to perform an airborne VTEM geophysical program on the Esaase Property. The survey was carried out during the period October 11, 2007 to October 25, 2007. The principal geophysical sensors included Geotech’s versatile time domain electromagnetic system (VTEM). Ancillary equipment included a GPS navigation system and a radar altimeter. A total of 2,266 line-km were flown. In-field data processing involved quality control and compilation of data collected during the acquisition stage, using the in-field processing centre established in Ghana. The survey was flown at nominal traverse line spacing of 200m. Flight line directions were N130°E/N50°W. The helicopter maintained a mean terrain clearance of 122m.

The data was processed and interpreted by Condor Consulting, Inc., who performed AdTau time constant analysis on line data in order to determine the best time delay channels to use. Condor performed Layered Earth Inversions (LEI), generated depth slices for the survey and characterised the 2D and 3D nature of the survey.

Drilling

Drilling at the Esaase Gold Project has been managed by Asanko and Coffey Mining geologists and to date has focused mainly on the northwest striking main gold bearing structures in the Esaase Concession. Targets have also been drilled on the Jeni, Dawohodo, Mpatoam and Binappco concessions . Surface Reverse Circulation (‘RC’) and Diamond Core (‘DC’) drilling has been completed at the project. The project drill programs were designed to test the mineralised corridor delineated from soil sampling, trenching, drilling and geophysical interpretations. The initial 14 diamond drill holes were completed by Eagle drilling contractors with the remainder completed by Geodrill contractors. Both of these drilling companies are reputable Ghana-based companies providing RC and diamond drilling services consistent with current industry standards.

Drilling summary statistics (As of October 2012):

Type	Number	Type	Metres drilled
RC holes	987	RC metres	149,906
RC pre-collars with Diamond tails	340	RC pre-collar with Diamond tail metres	100,360
Diamond holes	112	Diamond hole metres	24,811
Water wells	57	DTH metres	3,573
Total Drill holes	1,496	Total Metres Drilled	268,249

Drilling Procedures

Accuracy of Drillhole Collar Locations

Drillhole collars were surveyed by a Coffey Mining surveyor utilising a Thales Promark 3 DGPS unit. This unit was validated as returning sub centimetre accuracy when compared to the topography pickup completed by Coffey Mining using a Geodimeter 610S total station. These instruments have an accuracy of better than 1cm and are considered conventional.

Downhole Surveying Procedures

Drillholes were surveyed on approximately 50m downhole intervals, using a Reflex EZ-Shot®, an electronic single shot instrument manufactured by Reflex of Sweden.

These measurements have been converted from magnetic to UTM Zone 30 North values. The factor used to convert between the two grids is -5 degrees.

Reverse Circulation Drilling Procedures

Asanko supervised RC and diamond drilling was completed by Geodrill using a UDR KL900-02 multipurpose track mounted rig. RC rods were 41⁄2 inch diameter and the drill bit used was a standard 140mm diameter face sample hammer.

Diamond Drilling Procedures

The initial 14 diamond drillholes (HQ and NQ diameters) were completed by Eagle Drilling using a Longyear 38 skid mounted diamond drill. The Geodrill rig utilised in the RC drilling is multipurpose and completed the remaining diamond component of drilling also. The core was oriented by a combination of the spear technique, Ezimark orientation device and Reflex ACT II electronic orientation system.

Summary Results

It is not practical to include a listing of all sample results, as a total of 213,905 RC samples and diamond core samples have been collected to date.

Drilling Orientation

The vast majority of drillholes in the west dipping Esaase mineralisation were collared at an orientation of approximately 100°(UTM). A small number of holes were drilled towards approximately 300°.

Accuracy and reliability of results

There is no identified drilling, sampling, or recovery factors that materially impact the accuracy and reliability of the results of the drilling programs in place at Esaase.

Topographical Control

Topography has been generated by two methods. A Total Station survey completed by Coffey Mining surveyors in 2007 covered the primary deposit. This topography is to an accuracy of +/-30 cm and compares well with the drill hole collar survey data. Coffey Mining considers the topography to be of high confidence.  Topography to a 2 m contour interval was generated in several stages for the entire group of concessions by Photosat Information Ltd. using stereo pairs of IKONOS satellite images collected in December 2007 and July 2008.  These images were orthorectified to control points including all drill hole collar points at the time surveyed by surveyors working for Asanko.

Sampling and Analysis

RC Sampling and Logging

RC drill chips were collected as 1 m intervals downhole via a cyclone into PVC bags, and then weighed prior to splitting. The collected samples were riffle split using a three tier Jones riffle splitter. A final sample of approximately 3 kg was collected for submission to the laboratory for analysis. All 1 m interval samples were analysed. RC chip trays were systematically compiled and logged with all bulk rejects stored at the Asanko exploration camp in Tetrem.

Diamond Core Sampling and Logging

The sampling of the core was subject to the discretion of the geologist completing the geological logging. Initially, nominally 2m intervals were taken unless geological features were identified requiring smaller intervals. After December 2006, nominally 1m intervals were taken. 3.4% of diamond core sampling was submitted as whole core with 90.7% submitted as half core and the remaining 5.9% submitted as quarter core.
It should be noted that these sampling intervals are much smaller than the true width of overall mineralised zones, which is variable throughout the deposit, but is typically in excess of 30m.

After the marking out of the required interval, the core was cut in half by electric diamond blade core saw. The cut is made 1cm to the right (looking downhole) of the orientation line with the left side being retained and the other half broken up for assay.

In the upper oxide zone, where the core was too friable for diamond saw cutting, the procedure was to dry cut or cleave the core.

Core structure orientations were routinely recorded to assist in determining the controls on mineralisation, in establishing a reliable geological model for resource estimation, and to provide additional geotechnical information to determine likely blast fragmentation and pit stability characteristics.

The core is transferred from the trays and pieced together on a V-rail (angle iron) rack and the orientation line (bottom of hole), determined by the orientation tool recorded during drilling, is drawn along the entire length of the assembled core.

Geotechnical logging has recorded percentage core recovery, lithology, weathering and oxidation, rock strength, RQD percentage and rock defects including frequency, orientation, type and characteristics. A set of approximately 28 oriented core HQ3 core holes have been drilled radially outward from within the deposit through depths beyond an assortment of potential pit wall limits.

Sample Recovery

Sample recovery for RC drilling was noted as very good and averages approximately 34 kg per metre drilled. Bulk sample weights (on a per meter basis) have been recorded in the database for approximately two-thirds of all RC samples drilled. Sample recovery in Diamond holes was very good although recoveries for core from the moderate to highly weathered saprolite and highly fractured and brecciated zones returned poor recoveries. Asanko began utilising HQ3 drilling to minimise the core loss in the weathered and transition zones after July 2008.

Sample Quality

The sampling procedures adopted for drilling are consistent with current industry best practise. Samples collected by diamond coring within the highly weathered zones are of moderate quality, with the remainder being high. Sample recoveries and quality for the RC drilling are high with drilling switching to diamond core once wet samples were noticed.

Dedicated drill hole twinning of the DC drilling and RC drilling has been completed by Asanko to determine if any negative bias has resulted in the DC drilling due to the use of water. A number of the DC holes had poor recovery in the highly weathered zone and there exists potential to wash the fine gold associated with the fractures and veining and therefore underestimate the gold content. Four DC and RC drill hole pairs are suitable for comparison and results indicate comparable intervals of mineralisation with broadly equivalent grades between DC and RC drilling.

Asanko QAQC

Quality Control Procedures
The quality control procedures adopted by the Asanko and the relevant analytical laboratories are listed in point form below.

Asanko
Asanko has the following procedures in place:
•	Insertion of 16 (Geostats Standards and CDN Resource Standards) internationally certified standard reference material (5% of samples).
•	Insertion of blank material (5% of samples).
•	RC field duplicates taken (5% of samples).
•	Diamond Core Field duplicates completed by a second split at the 3 mm jaw-crushing stage.
•	Submission of selected Umpire samples to SGS.
•	Review of the Asanko and the internal laboratory QC data on a batch by batch basis.
The assay quality control procedures applying to the various laboratories are summarised in the following sections:

SGS Tarkwa
The following quality control procedures are adopted by SGS which is part of the global group of SGS laboratories with ISO/IEC 17025 accreditation:
•	Cross referencing of sample identifiers (sample tags) during sample sorting and preparation with sample sheets and client submission sheet.
•	Compressed air gun used to clean crushing and milling equipment between samples.
•	Barren quartz ‘wash’ applied to the milling/pulverising equipment at the rate of 1:10.
•	Quartz washes assayed to determine the level of cross contamination.
•	Sieve tests carried out on pulps at the rate of 1:50 to ensure adequate size reduction.
•	Assaying of certified standards at the rate of one per batch of 20.
•	A minimum of 5% (1:20) of the submitted samples in each batch are subject to repeat analysis.
•	Blank samples inserted at the rate of approximately 1:30.
•	Industry recognised certified standards disguised and inserted at a rate of 1:30.
•	Assaying of internal standards data.
•	Participation in two international round-robin programs; LQSi of USA and Geostats of Australia.

Transworld Tarkwa
TWL applies most of the QC procedures used by SGS although it only participates in the Geostats round-robin Umpire assay program and it does not utilise the CCLAS computer system. TWL Tarkwa was acquired by Intertek Minerals Group in October 2008. Intertek Minerals Group includes Genalysis Laboratory Services Pty Ltd of Australia and operates in accordance with ISO/IEC 17025, which includes the management requirements of ISO 9001:2000.

ALS Kumasi
The following quality control procedures are adopted by ALS which is part of the global group
ALS Laboratory Group with ISO 9001:2000 accreditation:

•	Cross referencing of sample identifiers (sample tags) during sample sorting and preparation with sample sheets and client submission sheet.
•	Compressed air gun used to clean crushing and milling equipment between samples.
•	Barren ‘wash’ material applied to the milling/pulverising equipment at between sample preparation batches.
•	Quartz washes assayed prior to use to determine the level of cross contamination.
•	Sieve tests carried out on pulps on a regular basis to ensure adequate size reduction.
•	Assaying of certified standards at the minimum rate of one per batch (dependant on batch size and assay technique).
•	A minimum of one of the submitted samples in each batch are subject to repeat analysis.
•	Blank samples inserted at the beginning of each batch.
•	Participation in a number of international round-robin programs which include CANMET of Canada and Geostats of Australia.

Quality Control Analysis
The quality control data analysed by Coffey Mining includes:
•	Standard and blanks (both Field and Laboratory);
•	RC Field duplicates;
•	Laboratory repeats;
•	Re-assayed pulps; and
•	Umpire assaying.
The assay quality control data, as they pertain to resource estimates completed on the basis of data available, have been subset into the categories above, and reviewed separately. The quality control data has been assessed statistically using a number of comparative analyses for available datasets. The objectives of these analyses were to determine relative precision and accuracy levels between various sets of assay pairs and the quantum of relative error. The results of the statistical analyses are presented as summary plots, which include the following:
•	Thompson and Howarth Plot showing the mean relative percentage error of grouped assay pairs across the entire grade range, used to visualise precision levels by comparing against given control lines.
•
Rank % HARD Plot, which ranks all assay pairs in terms of precision levels measured as half of the absolute relative difference from the mean of the assay pairs (% HARD), used to visualise relative precision levels and to determine the percentage of the assay pairs population occurring at a certain precision level.

•	Mean vs. % HARD Plot, used as another way of illustrating relative precision levels by showing the range of % HARD over the grade range.
•
Mean vs. %HARD Plot is similar to the above, but the sign is retained, thus allowing negative or positive differences to be computed. This plot gives an overall impression of precision and also shows whether or not there is significant bias between the assay pairs by illustrating the mean percentage half relative difference between the assay pairs (mean % HARD).

•
Correlation Plot is a simple plot of the value of assay 1 against assay 2. This plot allows an overall visualisation of precision and bias over selected grade ranges. Correlation coefficients are also used.

•	Quantile-Quantile (Q-Q) Plot is a means where the marginal distributions of two datasets can be compared. Similar distributions should be noted if the data is unbiased.

Transworld Laboratory, Tarkwa
TWL Duplicate Repeats
At TWL, every 20th sample is duplicated. A duplicate is two separate samples taken from the total pulped sample. Duplicate repeats are analysed in the same batch and are therefore not subject to intra-batch variance. Only assays greater than 10 times the detection level (>=0.1 ppm Au) are included in the assessment and data are divided into drill core (HQ and NQ, 177 assays) and riffle split 1 m RC drill chips (461 assays). Results show equivalent means between the duplicate repeats and precision within acceptable limits for both diamond core and RC samples.

TWL Pulp Respray
After initial calibration of the AAS with control standards, the batch is sprayed (the aspirator tube is placed in the DIBK layer and approximately 1 ml is sprayed into the AAS flame). On combustion, the absorbance is measured by the AAS and the strength of the absorbance is proportional to the gold concentration). At the end of spraying, the operator returns to every 10th sample and performs the same operation and this is the Pulp Respray. At the end, control samples are again presented to the AAS to verify that short-term drift has not occurred. Only assays greater than 10 times the detection level (>=0.1 ppm Au) are included in the assessment for a total of 1202 assays. Results show equivalent means between the duplicate repeats and precision well within acceptable limits.

TWL Check Repeats
Check repeats occur where high grade samples are encountered or where the result is out of sequence (e.g., 0.01-0.04-0.02-1.2-0.03: Result 1.2 is out of sequence and would be repeated). A repeat is a second 50 g sample taken from the same kraft envelope as the original analysis (Au1) and is thus different from the duplicate repeat. Check Repeats are analysed later than the original assay (in a different batch) and may therefore be subject to intra-batch variance compared with the original result. Only assays greater than 10 times the detection level (>=0.1 ppm Au) are included in the assessment and data are divided into drill core (HQ and NQ, 265 assays) and riffle split 1 m RC drill chips (573 assays). Check Repeat analyses data to September 2007 was available for review. Results show equivalent means between the duplicate repeats and precision within acceptable limits for both diamond core and RC samples

TWL Pulp Re-assay
Only pulp re-assays greater than or equal to 10 times the detection level (0.1 ppm Au) are considered for analysis and these comprise 1,615 riffle split 1 m RC drill chip assays. Results show equivalent means between the duplicate repeats and precision within acceptable limits. TWL Lab Standards and Blanks Analysis six certified standards were inserted by TWL into the sample batches at a rate of one in twenty in addition to preparation blanks and reagent blanks at a similar rate. The supplied database only contains Lab standards analysis received to September 2007. A total of 3,512 standards and blanks assays are available for analysis. Results generally show a positive bias that varies between -0.44% and 3.05%. This positive bias is more evident for higher grade standards.

SGS Laboratory, Tarkwa
SGS Duplicate Second Split
This comprises RC (339) and diamond core (73) field duplicates and is achieved by taking a second split at the 3 mm jaw crushing stage of the sample preparation. Results show equivalent means and a high level of precision between the original and the re-assay for both diamond core and RC samples.

SGS Replicate First Split
These assays represent a random repeat assay with four random repeats completed from each batch of 50 samples. A total of 582 Diamond core and 2,392 RC analyses are available for analysis. Results show equivalent means and an acceptable level of precision between the original and the re-assay.

Lab Standards and Blanks Analysis
Four certified standards were inserted by SGS into the sample batches at a rate of one in twenty in addition to preparation blanks and reagent blanks at a similar rate. The supplied database only contains lab standards analysis received to September 2007. A total of 938 standards and blanks assays are available for analysis. Results show a relative low bias of up to -2.09%.

ALS Laboratory, Kumasi
ALS Duplicate Second Split
This comprises RC (176) and diamond core (62) duplicates and is achieved by taking a second split at the 3 mm jaw crushing stage of the sample preparation. Results show equivalent means and a high level of precision between the original and the re-assay for the diamond core samples. Results for the RC samples demonstrate a high level of precision between the original and the re-assay however the second mean is 7.5% lower than the original assay.

ALS Replicate
These assays represent a random repeat assay of a second sample taken from the original pulp. A total of 223 diamond core and 892 RC analyses are available for analysis. Results show equivalent means for diamond core however the second mean for the RC samples is significantly lower than the original. Overall levels of precision between the original and the Re-assay are low for both diamond core and RC samples.

ALS intra batch analysis
These assays represent a random repeat assay analysed in a different assay batch to the first. Results show equivalent means and acceptable precision (although at the lower end) for both RC and diamond core samples.

A total of 16 Certified Standards and one blank have been included in sample batches sent to TWL, ALS and SGS. A total of 11,507 assays were available for analysis. Where identifiable, outliers to the data which are obviously a misplaced standard have been removed from the data before analysis resulting in 9,818 valid standard assays. Results show a moderate positive bias of up to 6.09% for Transworld Laboratories. There is no relationship between grade and bias. One standard shows negative bias of 5.33%.

Blind standards analysis at SGS shows a spread of bias with one standard displaying a significant negative bias of up to -8.41%. In addition, one standard shows a positive bias of 6.93%. Again, there is no relationship between grade and bias. Blind standards analysis at ALS shows a spread of bias from -3.65% to 5.64%. Negative bias is apparent at lower grades and positive bias up to 5.64% is seen in two standards at 2.58 g/t Au and 2.74 g/t Au. For higher grade samples the bias approaches zero.

Asanko Field Duplicates
Field duplicates totalling 1,567, 1163 and 2,802 have been sent to TWL, SGS and ALS respectively. Diamond core field duplicates consist of a portion of the “coarse rejects” obtained after the crushing stage. RC field duplicates consist of a second sample split from the reject sample in the field. Only assays returning values greater than ten times the detection limits (>0.1 ppm Au) and less than 5 g/t Au have been considered in the analysis. Results for TWL, SGS and ALS show equivalent means and acceptable precision for both RC and diamond core samples.

Asanko Assay Resplits (Umpire)
In January and February 2007 a total of 1,197 RC samples were re-split and sent for analysis at SGS Tarkwa (TWL was the primary laboratory for the initial analysis). Only assays >0.1 g/t Au are considered in the analysis and a total of 481 assay pairs are available for analysis. Results show a significantly lower mean (by 15.6%) for analysis completed at SGS (although this is significantly reduces if outliers to the data are removed). SGS Tarkwa has been utilised as a primary laboratory for the project since February 2007 and umpire samples numbering 1,633 have subsequently sent to Genalysis of Perth for umpire analysis. Only assays >0.1 g/t Au are considered in the analysis and a total of 1,572 assay pairs are available for analysis. Results show equivalent assay means for the pairs between ALS and Genalysis and between SGS and Genalysis. The means of the assay pairs between TWL and Genalysis show high bias for TWL, a finding which is supported by Standards analysis. Precision is less than acceptable for all comparisons and this requires investigation.

QAQC Conclusions
Minxcon is of the opinion that the QAQC undertaken by Coffey Mining is adequate and that the current QAQC systems in place at Esaase to monitor the precision and accuracy of the sampling and assaying are adequate and should continue to be implemented. Pertinent conclusions from the analysis of the available QAQC data include:
•	Use of Certified Standard Reference material has shown a significant relative low bias for SGS Laboratories, Tarkwa;
•	Use of Certified Standard Reference material has shown a relative high bias for Transworld Laboratories, Tarkwa and this interpretation is supported by the umpire analysis program;
•	Repeat analyses have confirmed that the precision of sampling and assaying is generally within acceptable limits for sampling of gold deposits; and
•	Umpire analysis at Genalysis in Perth has shown a lack of precision between the various laboratories. This is currently unexplained and requires investigation.

Security of Samples

The close scrutiny of sample submission procedures by Asanko technical staff, and the rapid submission of samples from drilling for analysis, provides little opportunity for sample tampering. Equally, given the umpire assaying via an external international laboratory and the regular ‘blind’ submission of international standards to both the primary and umpire assay facilities, any misleading analytical data would be readily recognised and investigated.

Current Asanko sampling procedures require samples to be collected in staple closed bags once taken from the rig. They are then transported to the Esaase camp to be picked up by the laboratory truck. The laboratory truck then takes them to the laboratory directly.

Reference material is retained and stored at the Asanko exploration camp at Esaase, as well as chips derived from RC drilling, half-core and photographs generated by Diamond drilling, and duplicate pulps and residues of all submitted samples. Assessment of the data indicates that the assay results are generally consistent with the logged alteration and mineralisation, and are entirely consistent with the anticipated tenor of mineralisation.

Metallurgical Testing

Preliminary metallurgical test work was conducted on behalf of Asanko by Coffey Mining in July 2007, to determine potential amenability of oxide, transition and fresh ore zones to heap leach and / or CIL processing routes. Test work was completed at the IML laboratory in Perth, Western Australia. All three ore zones displayed amenability to conventional gold recovery via cyanidation with reasonable gold recoveries and reagent consumptions at both ‘as received’ RC chip sizing and after grinding to typical CIL size ranges.

Mineralogical examination of the ore zones indicated the presence of coarse gold in the transitional and fresh samples. This gold was generally fine at around 10 μm and occluded in pyrite, with the exception of the fresh sample which contained larger, free gold grains up to 300 μm in size. Sulphide was predominately pyrite and minor arsenopyrite.

The ‘as received’ bottle roll tests conducted at approximately 1 mm were used to indicate the likely amenability to heap leaching. The oxide material produced a recovery of 85.8% with a residue of 0.18 g/t which is within the range of heap leach viable ores. The RC chip sample had a P80 sizing of 478 μm which is considerably finer than would be achieved in a full scale crushing operation and requires follow up bottle roll and column test work at coarser size fractions to confirm gold recovery and percolation rate information.

The fresh and transitional zones produced recoveries of 66.8% and 65.3% respectively, with considerably higher residues ranging from 0.60 g/t – 0.74 g/t. These samples, although potentially heap leachable, were also considerably finer (P80 sizing of ~1 mm) than would be achieved in a full scale crushing plant, and hence gold recoveries at coarser size fractions need to be investigated further. A summary of the ‘heap leach’ bottle roll tests are shown below. Both the transition and fresh samples were also of a relatively high gold grade, which can bias the ‘percentage’ gold recoveries. At a lower head grade, with the same residual value, the ‘percentage’ recovery would be significantly lower.

The cyanidation test work carried out at differing grinds was used to estimate the likely performance of a conventional CIL process route, including grind sensitivity, indicative gold recovery and reagent consumptions for each ore zone. In all three cases, maximum recoveries were achieved at 75 μm, however the oxide material showed little difference in recovery and residue grades below 300 μm. The grind-dependent nature of the fresh and transitional ores corresponds with the mineralogical data, in that the fine gold occluded in sulphide grains is liberated at finer grind sizes. Residue analysis indicated that a large portion of the non-leached gold resided in the -45 μm fraction.

In 2008, Asanko contracted Lycopodium Ltd and Coffey Mining, both in Perth, Australia, to perform a preliminary scoping study for the Esaase Project. The scoping study entails detailed metallurgical studies and such studies are underway under the direction of Amdel labs in Perth, Australia. Although the studies have not been completed, preliminary indications confirm the presence of coarse gold and tests to examine the potential for gravity recovery to enhance recovery have been proposed and accepted. Preliminary results from Amdel on composite samples indicate that a higher percentage of gold may be detected in screen fire assay than in regular fire assay.

Asanko selected 1480 representative samples from spatially representative intercepts of fresh core to examine the relationship between standard 50 g fire assay and screen fire assay in July and August 2009. Detailed statistical analysis of the results by Coffey Mining revealed no significant difference between the two techniques.

During the Transition Year, in support of a revised pre-feasibility study, the Company initiated a comprehensive metallurgical test work program at Amdel Laboratory in Perth, Australia, designed to confirm the following:

•	Earlier and extensive metallurgical test work showed that the Esaase ore body is amenable to recovery via the use of flotation.
•
Examination of those results showed that this flowsheet could be further optimized through grind optimization tests, free gold recovery, flotation reagents suites and residence time in the float and leach plants.

•	Having recently upgraded the Mineral Resource Estimate (“MRE”) it is clear that the expected float results could improve as the Esaase gold grades are now considerably higher than previously modeled.
•	Extensive tailings characterization tests will also be completed on the Esaase material. The new flowsheet should improve environmental impacts for the project.
•	Part of this program will re-evaluate the CIL flowsheet from previous work completed by Asanko.

The integrated metallurgical test work program was completed early in 2013, and showed significantly improved recoveries of approximately 5% to 92%.  The extensive final tests completed on the individual ore types returned average recoveries of 92%, a 5% increase:

•  85% for the oxide ore;
•  90% for transition ore; and
•  95% for fresh ore

There is still some test work that is in progress and is focusing on the optimization of the crushing and milling circuits, confirmation of the effect of concentrate regrind on leach kinetics, and CIL tailings detoxification characterization analysis.

The PFS flow sheet will comprise two stages of crushing, ball milling with an integrated gravity (free) gold recovery circuit, followed by flotation. The recovered flotation concentrate represents roughly 9% of the feed to the metallurgical plant. The concentrate will then be processed through a significantly smaller and more environmentally friendly conventional CIL circuit.

MINERAL RESOURCE ESTIMATES

Cautionary Note to U.S. Investors Concerning Estimates of Indicated Mineral Resources. The following paragraph and accompanying table refers to “indicated mineral resources”.  We advise U.S. investors that while this term is recognized and, in certain circumstances, required by Canadian securities regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators), it is not recognized by the U.S. Securities and Exchange Commission.  The estimation of “indicated mineral resources” involves greater uncertainty as to their economic feasibility than the estimation of proven and probable reserves.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.
Cautionary Note to U.S. Investors Concerning Estimates of Inferred Mineral Resources. The following paragraph and accompanying table below also refers to “inferred mineral resources”.  We advise U.S. investors that while this term is recognized and, in certain circumstances, required by Canadian securities regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators), it is not recognized by the U.S. Securities and Exchange Commission. The estimation of “inferred mineral resources” involves far greater uncertainty as to their existence, economic viability and legal feasibility than the estimation of other categories of resources.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

The Mineral Resources were compiled by Qualified Persons, in compliance with the definitions and guidelines for the reporting of Exploration Information, Mineral Resources and Mineral Reserves in Canada, “the CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” and in accordance with the Rules and Policies of the National Instrument 43-101 Standards of Disclosure for Mineral Projects, Form 43-101F1 and Companion Policy 43-101CP.

A total of 233,503 accepted 1 m composite samples were available for the 2012 Mineral Resource estimation. On a global basis, Minxcon is satisfied that the Mineral Resource estimation globally reflects the ore body based on the available data.

Suitably experienced and qualified geologists, surveyors and other Mineral Resource practitioners employed by Asanko were responsible for the capture of the drill hole information and geological information.

Minxcon has estimated the Mineral Resource for the Esaase Gold Project as at September 2012. All grade estimation was completed using Ordinary Kriging (‘OK’) for gold. This estimation approach was considered appropriate based on review of a number of factors, including the quantity and spacing of available data, the interpreted controls on mineralisation, and the style and geometry of mineralisation. Higher grade veins are emplaced in a lower grade background and the individual mineralisation boundaries of these high grade veins can be difficult to define. Indicator Kriging (‘IK’) has therefore been chosen to delineate the areas with continuous grades and was used later as a start model to adequately define the mineralisation.

Resource Reporting

A summary of the estimated resources for the Esaase Gold Project 2012 are provided in the following tables.

The Main Zone refers to all the material inside the wireframes, and the Secondary Zone refer to the economical material outside the wireframes, known as WE or WT.

Mineral Resources for Esaase Gold Project 2012 at 0.8 g/t Cut-Off.
Category	Zones	Tonnage	Au	Au
		Mt	g/t	Moz
Measured (M)	Main	16.50	1.78	0.95
	Secondary	1.02	1.32	0.04
	Total Measured	17.52	1.75	0.99
Indicated (I)	Main	42.21	1.76	2.39
	Secondary	9.19	1.55	0.46
	Total Indicated	51.40	1.72	2.85
Total (M&I)		68.92	1.73	3.84
Inferred	Main	9.90	1.76	0.56
	Secondary	12.33	1.75	0.69
	Total inferred	22.23	1.75	1.25
Total		91.15	1.74	5.09

Resource Statement: The Inferred Mineral Resource has a significant degree of uncertainty as to its existence and whether it can be mined economically. It cannot be assumed that all or any part of the Inferred Resource will be upgraded to a higher confidence category. The reader is referred to the SAMREC definition of Inferred Mineral Resources. The Mineral Resource model is based on available drill hole sampling data collected over the history of the Project area. The geological and geostatistical estimation was carried out by Antonio Umpire with professional registration CIP 91856, who is independent of the Project. No environmental, permitting, legal, taxation, socio-political, marketing or other issues are expected to materially affect the above Resource estimate and hence have not been used to modify the Mineral Resource estimate. All figures are in metric tonnes. Effective date: 06 November 2012. The Mineral Resources are stated as in situ tonnes. Average Density: 2.50 t/m³. The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table. The Issuer’s interest is subject to the right of the Government of Ghana– Royalties and Payments. The mining leases grant the government a 10% free carried interest in all permits within the country as a standard. The government interest only comes into effect at the production stage. The leases also contain provisions for a 5% government royalty and a 0.5% royalty to the Bonte Liquidation Committee (“BLC”). The geostatistical models were compiled using ordinary Kriging utilising one meter composites. The cell dimensions of the block model estimated into is 10 m x 10 m x 3 m (X & Y & Z). Conversion to oz - 32.15076.

Historical Mineral Resource – Reconciliation

Reconciliation between the Coffey, September 2011 Resource Declaration and the Minxcon November 2012 Mineral Resource Estimate

Resource Category	Cut-off Au	Coffey 2011	Minxcon 2012	Difference
	g/t	Tonnage Mt		%
Measured	0.8	3.26	17.52	81%
Indicated	0.8	55.16	51.4	-7%
Inferred	0.8	27.14	22.23	-18%
		Au g/t
Measured	0.8	1.5	1.76	17%
Indicated	0.8	1.6	1.72	7%
Inferred	0.8	1.5	1.76	17%
		Au Moz
Measured	0.8	0.16	0.99	84%
Indicated	0.8	2.78	2.84	2%
Inferred	0.8	1.3	1.26	-3%

There is a marked difference in tonnage between the Measured Mineral Resources category for Coffey, September 2011 Mineral Resource Declaration and the Minxcon September 2012 Mineral Resource Declaration. The Coffey Measured Mineral Resource category is based on a drill hole spacing of 20m or closer. This resulted in a very small proportion of the entire ore body (4%) being classified as measured. The resource estimation is based on 1187 close spaced drill holes (Figure 17) with more than 200,000 m of drilling. Minxcon resource classification is based on not only the drill hole spacing, but also takes cognisance of geological relationships, number of samples used for a block estimate, kriging efficiency, lower confidence limit, regression slope and variogram ranges which represent grade continuity. These parameters are all well within the confidence required for a measured category. Although there is a marked increase in the measured resource category, the tonnes in this category represent only 19% of the total tonnes. Figure 20 shows the measured mineral resource area in relationship to the total resource area.

The tonnage for Inferred is lower for Minxcon as some of this material was allocated to the Indicated category, due to the amount of new data acquired and thus the improved delineation of the economical areas.

The higher grades in the Minxcon model are a result of a more selective mining scenario and better definition of higher grades which is appropriate for this type of mineralisation. Coffey used in the September 2011 estimation, larger block estimates resulting in a smooth grade profile, especially at higher grade cut-offs. Previous work by Coffey with a different approach, show similar or even high grades at specific cut-offs.

The improved modelled grades within the same estimated volume, at the same cut-off, have also resulted in an increase in metal content.

Project Development Updates for the Transition Year

During the Transition Year, the Company initiated a revised Pre-Feasibility Study with DRA Minerals of Johannesburg, South Africa. The basis for the study is, as follows:

•	4.0 – 5.0 million tonnes per year mining and processing rate,
•	metallurgical process design utilizing flotation to substantially reduce the upfront project capital requirements and reduce operating costs, and
•	an improved mine design plan based on a 0.6 g/t to 0.8 g/t cut-off and selective mining, resulting in higher grade feed to the processing plant.

The Company expects to substantially complete the PFS at the end of the first quarter of 2013 and to announce the final results early in the second quarter of 2013.

The Asumura Property

The Asumura Property is without known reserves and the work being done by Asanko is exploratory in nature. Asanko’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

Asanko entered into an agreement with GTE Ventures Ltd. (“GTE”), an unrelated privately held Ghanaian company, which allows Asanko to acquire 100% of the Asumura Property by performing work expenditures totaling $1 million, delivering cash payments totaling $100,000 and delivering shares of Asanko totaling $100,000 in value over a period of three years, under the following schedule:

pay $100,000 as follows:

-	$10,000 upon signing the agreement (paid);
-	$30,000 on or before October 8, 2006 (paid through the issuance of 16,775 shares)
-	$60,000 on or before October 8, 2007. (paid through the issuance of 20,087 shares)

issue common shares of the Company with a value of $100,000 to GTE as follows:

-	common shares with a value of $10,000 upon regulatory approval (issued 13,899 shares);
-	common shares with a value of $30,000 based on the 10 day average closing price prior to issuance on or before October 8, 2006 (issued 16,775 shares); and,
-	common shares with a value of $60,000 based on the 10 day average closing price prior to issuance on or before October 8, 2007 (issued 20,088 shares).

complete $1,000,000 of exploration work on the Asumura Property as follows:

-	$80,000 on or before July 31, 2005, (incurred);
-	an additional US$400,000 on or before July 31, 2006 (incurred); and
-	an additional US$520,000 on or before July 31, 2007 (incurred).

The Company has met all the above commitments and now has an undivided 100% private interest in the Asumura Property, subject to a 3.5% NSR royalty, 50% of which may be purchased for $2,000,000. If the property is converted to a Mining License, it may become subject to a 5% gross revenue royalty and 10% ownership by the Ghanaian government. 11,270 shares were issued to Hunter Dickinson Inc. as finder’s fees with respect to the original option agreement.

During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the GTE NSR royalty for an additional $4,000,000.

Location

The Asumura Property is located in the southwestern part of Ghana and is divided into two parts by the Bia River. The western part of the property is within the Western Region of Ghana in the Juabeso Bia District and the eastern part is in the Brong Ahafo Region of Ghana.

Accessibility, Climate, Infrastructure and Physiography

The Asumura Property is accessible from the town of Kumasi by road, the majority of which is asphalt. The last 22 miles is a laterite road. Laterite is a surface formation, found mostly in tropical areas, which is enriched in iron and aluminum. Within the property, there is a good network of laterite roads and foot trails, which provide access for the exploration crews.

Annual rainfall is between 58 inches and 78 inches and temperatures vary between 72 degrees and 97 degrees Fahrenheit with an average of about 84 degrees Fahrenheit. A major rainy season occurs from April to July followed by a minor one from September to October.

The closest town, Goaso, is about 24 miles away. It contains hotels, markets and restaurants, hospitals and medical clinics, a cell phone tower, a network of land phones connected to the Ghana Telephone system via radio, and an internet café with satellite dish.

The Asumura Property is sparsely populated.

Land Status, Existing Agreements and Permits to Work

The Asumura Property currently consists of two exploration concessions:  Fosukrom and Asumura, which together equal 279.4 sq km.  Asanko entered into an agreement with GTE which allows Asanko to acquire 100% of the private interest in the Asumura Property by performing work expenditures totaling $1 million, delivering cash payments totaling $100,000 and delivering shares of Asanko totaling $100,000 in value over a period of three years. GTE will retain a 3.5% NSR, 50% of which may be purchased for $2 million by Asanko.  The Ghanaian government is also entitled to claim a 5% revenue royalty after the property is converted to a mining license; a 3% revenue royalty has been standard in recent history.  The Ghanaian government is also entitled to participate up to 10% in the project.  During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the GTE NSR royalty for an additional $4,000,000.

The exploration license allows Asanko permission to trench and drill on the property, providing Asanko obtains a permit from the EPA.  Asanko obtained its permits for 2006 in January 2006 and has renewed these permits annually from 2007 up to 2012.

Regional and Property Geology

The Asumura Property is located in Southwest Ghana which is dominated by the Birmian Supergroup of metasedimentary and metavolcanic rocks with various granitoid intrusions. Within the Birmian Supergroup, northeast striking mafic metavolcanic belts are separated from intervening metasedimentary basins by major faults. The Asumura Property is situated on the NW edge of the Sefwi-Bibiani Greenstone Belt along a well-defined zone of gold occurrences. It covers a 6 kilometer segment of grandiorite-metasediment contact and a 5 kilometer segment of a metavolcanic-metasediment contact.

Through surface geochemistry and aeromagnetic and EM studies, three major gold bearing regional structures have been located on the property, one of which is the belt bounding structure mentioned in the previous paragraph.

History

The Asumura Property was once licensed by Anglo American Plc., an unrelated public company. Asanko is unaware of any surface exploration that Anglo American carried out in the area.  There are no recorded mineral resources, reserves, or production from this property.  When Asanko entered into the option agreement with GTE, there were no known exploration samples of any kind taken from the property.  Zaknet, Inc., a private Ghanaian company unrelated to Asanko, acquired a reconnaissance concession from the Ghanaian government in 2003.  They quit, claimed the property to GTE in 2004 and Asanko entered into an option agreement with GTE in 2005.

Recent Activities by Asanko

Asanko initially explored the concession using stream sediment techniques.  After discovering significant stream sediment anomalies, Asanko conducted reconnaissance soil sampling in the drainages, which showed anomalous gold in the stream sediments.  Asanko subsequently used grid sampling soil techniques at approximately 100 meter line spacing and 25 meter sample spacing together with induced polarization (“IP”) geophysical surveying.  The end result was the discovery of three distinct anomalies in the Twiapasi, Wagyakrom and Mangoase areas. The Twiapasi and Wagyakrom anomalies are on the southern side of a large topographic depression that hosts the Bia River and one of its major tributaries.  The Mangoase anomaly is on the north side of the trough and parallels the east north east trend. The next phase will include further soil sampling, induced polarization geophysical studies and augur drilling.

Asanko received approval from the Ghanaian government during the latter part of 2005 to convert its holdings from reconnaissance to exploration concessions. This conversion allowed exploration trenching and drilling to proceed after successful permitting from the EPA in early 2006.

The Company began drilling at the Asumura Property shortly after receiving the approval from the Ghanaian government. Asanko drilled 124 shallow (30-102 meter) reverse circulation holes and 13 core holes.  Asanko discovered from 10-30 meter widths of 0.5-1.68 g/t Au mineralization at the Wagyakrom and Mangoase anomalies.

Subsequent to the initial drilling, Asanko was able to obtain aeromagnetic geophysical data for the entire property that caused Asanko to prioritize the existing Mangoase area and to identify a new potential mineralized structure: the Bia structure, which underlies the previously described topographic depression transcending the length of the property.  This zone had not been previously explored due to alluvial cover.

In July 2007, the Company discovered the NW anomaly, which coincides with a large regional north east trending fault coincident with an aeromagnetic break in the northwestern portion of the property. The anomaly is over 5.5 km long and varies from 300 -- 500 meters wide and is defined very consistently by Au values obtained in the low lying, deeply lateritic soils.   In January of 2008 the company released auger results of up to 5900 ppb Au from the NW zone, following up on the previously mentioned soil anomalies

In March of 2008, the company conducted a small reverse circulation reconnaissance drilling program.  An intercept of 14 meters of 14.48 g/t Au was intersected on the NW structure.

In April of 2008, Asanko obtained the contiguous Mt. Olives reconnaissance concession, which tripled the size of the Asumura Property. The Company completed surface exploration during April and September of 2008 comprising stream sediment and soil sampling on the Mt. Olives reconnaissance concession along with a continuous program of soil and auger sampling on the Asumura exploration concessions. During the year ended March 31, 2009, the Company terminated its option agreement on the Mt. Olives concession.

The fiscal 2010 exploration program consisted of auger sampling and testing of soil anomalies along the NW, Mangoase, Wagyakrom Spur and Bia anomalies and a regional gravity survey (conducted by Newmont Mining Corporation under a confidentiality agreement) in order to obtain a gravity map for the entire concession. These programs identified drill worthy targets and Asanko designed a drill program and has since proceeded to drill.

During the second quarter of the fiscal year ending March 31, 2011, the Company initiated its drill program on the Asumura Gold Property. The company spent $1.45 million on Asumura Gold Property for the year ended March 31, 2011 compared to $0.4 million in the same period of the previous fiscal year.

With the completion of the field program in March 2011, management focused on reviewing its technical data to determine the next phase for the project.

There are no exploration expenditures incurred on the Asumura Property for the nine month period ended December 31, 2012 or the year ended March 31, 2012.

Rock Formations and Mineralization of Potential Economic Significance

The Asumura Property is located on the Ahafo structure, a major fault bounding structure on the NW edge of the Sefwi-Bibiani Greenstone Belt, a well-defined aeromagnetic feature along which many gold occurrences occur. Volcanic and granitic rocks dominate the belts, while basin sedimentary rocks occur outboard to the belt. Approximately 15 km of this tectonic-depositional boundary is contained within the Asumura Concession.  Parallel faults that divide sedimentary and metaclastic rocks of the basin, such as the NW fault are also gold bearing.  The geophysical and gravity maps show that these may be outbound basinal faults related to the same event which formed the Ahafo fault.

Condition and Description of Equipment, Plants and Infrastructure

There are no existing equipment, plants or infrastructure on the Asumura Property.

Potential Sources of Power and Water

The closest town, Goaso, is about 24 miles away from the Asumura Property. It contains hotels, markets and restaurants, hospitals and medical clinics, a cell phone tower, a network of land phones connected to the Ghana telephone system via radio, and high voltage, high tension power lines connected to the national power grid.

DIVIDENDS

Asanko has no fixed dividend policy and has not declared any dividends on its Common Shares since its incorporation.  Asanko intends to retain its earnings, if any, to finance growth and expand its operations and does not anticipate paying any dividends on its Common Shares in the foreseeable future. Subject to the BCBCA, the actual timing, payment and amount of any dividends declared and paid by the Company will be determined by and at the sole discretion of Asanko’s board of directors from time to time based upon, among other factors, the Company’s cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and exploration, and such other considerations as the board of directors in its discretion may consider or deem relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Asanko’s authorized capital consists of an unlimited number of Common Shares without par value.  As at the date of this AIF, there were 85,034,338 Common Shares issued and outstanding. The following is a summary of the material provisions that attach to the Common Shares:

Each Common Share entitles the holder to one vote at all meetings of the Company’s shareholders.  The holders of the Company’s Common Shares are entitled to receive during each year, as and when declared by the Board of Directors, dividends payable in money, property or by the issue of fully-paid Common Shares of Asanko.  If the Company is dissolved, wound-up, whether voluntary or involuntary, or there is a distribution of Asanko’s assets among shareholders for the purpose of winding-up its affairs, the holders of the Company’s Common Shares are entitled to receive Asanko’s remaining property.

There are no constraints imposed on the ownership of the Common Shares.

No Asanko securities have received any ratings from any rating organizations.

Stock Options

The Company has a stock option plan pursuant to which the directors of the Company are authorized to grant options to directors, officers, employees and consultants of the Company to purchase up to 10% of the issued and outstanding Common Shares of the Company.

As at the date of this AIF, a total of 7,776,250 share-based options were outstanding under the stock option plan as follows:

Number of Options	Exercise Price	Expiry Date
12,500	$1.12	January 15, 2014
70,000	$3.31	June 2, 2014
225,000	$3.10	July 2, 2014
75,000	$3.10	July 17, 2014
320,000	$4.01	October 6, 2014
50,000	$6.50	December 13, 2014
1,307,500	$6.19	May 26, 2015
256,250	$8.00	March 17, 2016
1,366,250	$4.59	February 16, 2017
2,108,750	$3.74	June 7, 2017
1,150,000	$3.75	October 16, 2017
835,000	$3.90	November 7, 2017

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s common shares were traded on the TSX-V in Canada under the symbol “QSV” from June 25, 2001 to March 1, 2005 and thereafter under the symbol “KGN” until December 19, 2008.  Starting from January 2, 2008, the Company’s common shares have been trading on NYSE MKT  Equities Stock Exchange in the United States under the symbol “KGN”. Starting from December 22, 2008, the Company’s common shares have been trading on the TSX under the symbol “KGN”.

The following table sets out the high and low sale prices and the aggregate volume of trading of the Company’s Common Shares on the TSX and the TSX-V for the months indicated (Canadian Dollars).

	High	Low	Volume
Date	(C$)	(C$)	(no. of Common Shares)
February 1 – 21, 2013	3.75	2.88	3,807,968
January 2013	4.13	3.60	3,376,674
December 2012	4.16	3.60	9,127,601
November 2012	4.39	3.70	9,702,108
October 2012	4.07	3.04	11,653,325
September 2012	4.14	3.21	6,784,538
August 2012	3.81	2.85	5,602,888
July 2012	3.20	2.75	4,367,075
June 2012	4.05	2.88	6,420,611
May 2012	3.58	2.38	15,480,918
April 2012	3.80	2.90	14,666,503
March 2012	5.03	3.49	5,757,760
February 2012	5.43	4.10	7,795,775

The following table sets out the high and low sale prices and the aggregate volume of trading of the Company’s Common Shares on the NYE MKT for the months indicated (US Dollars).

	High	Low	Volume
Date	($)	($)	(no. of Common Shares)
February 1 – 21, 2013	3.76	2.83	2,599,925
January 2013	4.18	3.60	2,307,363
December 2012	4.23	3.67	3,470,712
November 2012	4.39	3.72	4,904,969
October 2012	4.15	3.11	7,342,270
September 2012	4.20	3.26	8,143,221
August 2012	3.88	2.87	6,013,424
July 2012	3.15	2.69	3,110,337
June 2012	3.93	2.80	6,502,629
May 2012	3.48	2.35	7,160,961
April 2012	3.82	2.93	4,883,848
March 2012	5.10	3.50	5,766,747

Prior Sales

Asanko has no class of securities that is outstanding but not listed or quoted on a marketplace.

ESCROWED SECURITIES

To the Company’s knowledge, as of the date hereof, there are no securities of the Company held in escrow.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets out the names, province or state and country of residence, positions with or offices held with the Company, and principal occupation for the past five years of each of Asanko’s directors and executive officers, as well as the period during which each has been a director of the Company.

The term of office of each director of Asanko expires at the annual general meeting of shareholders each year.

Name, Position and Province/State and Country of Residence(1)	Principal Occupation During the Past Five Years (1)	Director Since(2)	No. of Securities Beneficially Owned or Controlled, Directly or Indirectly (3)
SHAWN WALLACE(6) Chairman and Director British Columbia, Canada
Chairman and Director of the Company; past Executive Chairman and Chief Executive Officer of the Company; Chairman and Director of Cayden Resources Inc. (“Cayden”); Director of Stratton Resources Inc. (“Stratton”); past Director of Full Metal Minerals Inc.; and past Director of Georgetown Capital Corp. (“Georgetown”)
		March 3, 2010	17,200 Shares 665,000 Options
MARCEL DE GROOT(4)(5)(6)(7) Director British Columbia, Canada
Lead Director of the Company; Past Director of Luna Gold Corp.; Director of Sandstorm Metals & Energy Ltd.; Director of Waterloo Resources Ltd.; Director of Esperanza Resources; and Past Director of Underworld Resources Inc.
		October 1, 2009	260,000 Options
KEITH MINTY(4)(5) Director Parkhurst, South Africa	Director of the Company; and Director of Hunter Bay Minerals Plc	October 1, 2009	260,000 Options
GORDON J. FRETWELL(4)(5)(6)(7) Director British Columbia, Canada	Director of the Company; Director of Northern Dynasty Minerals Ltd.; Director of Benton Resources Corp; Director of Curis Resources Ltd.; and Director of Coro Mining Corp.	February 24, 2004	208,600 Shares 185,000 Options
ROBERT SALI Director Singapore	Director of the Company; and past Senior Investment Advisor at Dundee Securities	April 12, 2012	830,000 Shares 180,000 Options
COLIN STEYN Director London, UK
Director of the Company; past Chief Executive Officer of LionOre Mining International, Ltd; past Director of Mantra Resources Ltd; Non-Executive Chairman of Coalspur Mines Ltd; Non-Executive Director of Mirabela Nickel Limited
		October 15, 2012	8,191,174 shares(8) 8,191,174 Warrants
PETER BREESE Chief Executive Officer, President and Director Gauteng, South Africa
Chief Executive Officer, President and Director of the Company; past Director of Rockridge Capital Corp.; past Chief Executive Officer  and Director of Mantra Resources Limited; Director of Coalspur Mines Limited;
		October 15, 2012	145,349 Shares 600,000 Options 145,349 Warrants
GREG MCCUNN Chief Financial Officer and Corporate Secretary British Columbia, Canada
Chief Financial Officer of the Company; Chief Executive Officer and Director of Stratton; Director of Georgetown; past Chief Financial Officer of Farallon Mining Ltd.; and past Vice President, Project Development at Zincore Metals
		April 4, 2011	470,000 Options
		TOTAL	9,392,323 Shares(9) 2,620,000 Options 8,336,523 Warrants

Notes:

(1)	The information as to province of residence and principal occupation, is not within the knowledge of the Company, and has been individually provided by the respective directors and officers.

(2)
Each of the Company’s directors serve until the next annual general meeting of shareholders or until a successor is elected or appointed.  The Company’s officers serve at the determination of the Company’s board of directors.

(3)
The number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date of this AIF is based upon information provided to the Company by individual directors and officers.  Unless otherwise indicated, such Common Shares are held directly.

(4)	Member of the Audit Committee.

(5)	Member of the Compensation Committee.

(6)	Member of the Disclosure Committee.

(7)	Member of the Nominating and Governance Committee.

(8)	Common shares owned by Highland Park SA and are controlled indirectly by Mr. Steyn.

(9)	As a group, the Company’s officers and directors own or control 11.3% of the issued and outstanding Common Shares of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, none of the individuals named above is, as at the date of this AIF, or has been, within ten (10) years before the date of this AIF a director, chief executive officer or chief financial officer of any company that:

(a)           was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)           was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the individuals named above is, as at the date of this AIF, or has been, within ten (10) years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within ten (10) years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In addition, none of the individuals named above has been subject to:

(a)           any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)           any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

Conflicts of Interest

Directors and officers of Asanko, including those directors and officers who will be appointed contemporaneously with completion of the Arrangement, are also directors, officers and/or promoters of other reporting and non-reporting issuers, which raises the possibility of future conflicts in connection with property opportunities which they may become aware of and have a duty to disclose to more than the issuer on whose board they serve.  This type of conflict is common in the junior resource exploration industry and is not considered an unusual risk.  Conflicts, if any, will be subject to the procedures and remedies provided under the BCBCA.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Asanko Resources Ghana Limited was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by Sametro Co. Ltd. (the “Plaintiff”), the company that had originally optioned the Esaase gold property to the Company (the “Litigation”). The Plaintiff had alleged certain irregularities in connection with the closing of the option resulting in Asanko Ghana’s acquisition of the Esaase gold property and the issuing of the requisite regulatory approvals under Ghanaian law.

During November 2012, the Company reached a complete and final out-of-court settlement of the litigation. All litigants have executed a definitive Deed of Settlement which includes a consent case dismissal, mutual releases and an indemnity for the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best knowledge of Asanko’s management, no (a) director or executive officer of the Company; (b) person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities; or (c) an associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b), had any material interest, direct or indirect, in any transaction since the Company’s incorporation or during the current financial year.

TRANSFER AGENT AND REGISTRAR

Asanko’s registrar and transfer agent for its Common Shares is Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business and those already disclosed – 1. The Arrangement Agreement, 2. The Asumura Project and 3.  The Esaase Gold Property, the Company has not entered into any material contracts within the past three years.

INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a)
 CJ Muller B.Sc. (Hons) (Geol.), Pr. Sci. Nat, a “qualified person” for the purposes of NI 43-101, is an author responsible for the preparation of the Technical Report dated October 10, 2012 titled “An Independent Qualified Persons’ Report On Esaase Gold Project in the Ashanti Region, filed on SEDAR on November 23, 2012 (the “43-101 Report”).

(b)
Antonio Umpire, a “qualified person” for the purposes of NI 43-101, is an author responsible for the preparation of the Technical Report dated October 10, 2012 titled “An Independent Qualified Persons’ Report On Esaase Gold Project in the Ashanti Region, filed on SEDAR on November 23, 2012 (the “43-101 Report”).

(c)	Greg McCunn, a “qualified person” for the purposes of technical disclosure on the Esaase project not covered by a 43-101.

(d)
KPMG LLP of Vancouver, British Columbia were Asanko’s external auditor for the nine months ended December 31, 2012 and the financial year ended March 31, 2012 and audited Asanko’s financial statements prepared in accordance with IFRS for the nine month period ended December 31, 2012 and for its years ended March 31, 2012 and 2011.;

(e)	BDO Canada LLP of Vancouver, British Columbia were Asanko’s external auditor for the financial year ended March 31, 2012.

To Asanko’s knowledge, none of these entities (or designated professionals of the entities) or individuals holds, directly or indirectly, more than 1% of the Company’s issued and outstanding Common Shares. Based on information provided by the experts, other than as disclosed below, none of the experts named above, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of Asanko or of one of Asanko’s associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of Asanko or of any associate or affiliate of Asanko.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (“ICFR”) is a process designed by, or under the supervision of the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making the assessment, it used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on their assessment, management has concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective based on those criteria.

The Company’s internal control over financial reporting as of December 31, 2012, has been audited by KPMG LLP, Independent Registered Chartered Accountants who also audited the Company’s consolidated financial statements for the nine months ended December 31, 2012. KPMG LLP, as stated in their report that immediately precedes the Company’s audited consolidated financial statements for the Transition Year, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012.

Changes in Internal Control over Financial Reporting

There has been no change in the design of the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this AIF.

Limitations of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

Audit Committee

Audit Committee Charter

The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws.

The Audit Committee’s charter sets out its mandate and responsibilities, and is attached to this AIF as Schedule “A”.

Composition of Audit Committee

The Company's Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803(B)(2) of the NYSE MKT Company Guide.  The Company's Audit Committee is comprised of the following three directors that the Board of Directors have determined are independent as determined under each of National Instrument 52-110 Audit Committees, Rule 10A-3 of the Exchange Act and Section 803(A) of the NYSE MKT Company Guide: Marcel de Groot (Chairman), Gordon Fretwell and Rob Sali.  Each of Messrs. de Groot, Fretwell and Sali is financially literate within the meaning of National Instrument 52-110 Audit Committees, and is able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement as required under Section 803(B)(2)(iii) of the NYSE MKT Company Guide.

Relevant Education and Experience

Set out below is a brief description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

Marcel de Groot is a Chartered Accountant and a founder and President of Pathway Capital Ltd., a Vancouver based private venture capital corporation.  Pathway Capital Ltd, formed in 2004, invests in and provides strategic support to early stage private and public companies.  Companies Pathway Capital has worked with include Peru Copper, Nautilus Minerals Inc. and CIC Resources. He is currently a director of Sandstorm Metals & Energy Ltd., Esperanza Resources Corp., and Waterloo Resources Ltd.  Mr. de Groot is also a co-founder and former Chairman of Luna Gold Corp. and former Director of Underworld Resources Inc. until its acquisition by Kinross.

Gordon Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree.  Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Robert Sali is an experienced investment banker with a global resource market focus.  He began his career in the financial world in 1987 at the brokerage firm of Lévesque Beaubien Inc. and subsequently transferred to BMO Nesbitt Burns. In 1999 he established the operation of Dundee Securities in Western Canada, where he directed operations in the equity sales and trading departments.

Such education and experience provides each member with:

●	an understanding of the accounting principles used by the Company to prepare its financial statements;

●	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

●
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and

●	an understanding of internal controls and procedures for financial reporting.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditor. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

Audit Fees

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

Nature of Services	Fees Paid to Auditor for The Transition Year		Fees Paid to Auditor for Year Ended March 31, 2012
Audit Fees(1)		$224,500		$197,987
Audit-Related Fees(2)		$58,900		$85,100
Tax Fees(3)	$	Nil		$18,014
All Other Fees(4)	$	Nil	$	nil
Total		$283,400		$301,101

Notes:

(1)
“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements.  Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements.  Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)
“Audit-Related Fees” include services that are traditionally performed by the auditor.  These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)
“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”.  This category includes fees for tax compliance, tax planning and tax advice.  Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

ADDITIONAL INFORMATION

Additional financial information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information relating to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of Asanko’s securities, and securities authorized for issuance under equity compensation plans, is contained in the Information Circular.

Additional financial information is provided in Asanko’s financial statements and related MD&A for the nine months ended December 31, 2012.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

The Company's audit committee charter can be viewed on the Company's website at http://www.asanko.com/s/corporategovernance.asp.